UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219 México, D.F.

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Third quarter 2015 earnings report of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Third quarter 2015 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: October 29, 2015

Item 1

Santander

Santander

3Q.15 Earnings Report

SANMEX

BSMX LISTED NYSE

3Q.15 | EARNINGS RELEASE | 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 3Q15 Consolidated Results

III.	Analysis of 3Q15 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Credit Ratings

VI.	3Q15 Earnings Call Dial-In Information

VII.	Financial Statements

VIII.	Notes to the Financial Statements

3Q.15 | EARNINGS RELEASE | 2

Grupo Financiero Santander México Reports Third Quarter 2015 Loan Portfolio Up 19.2%
YoY and Net Income of Ps.3,464 Million

-	Loan growth driven by YoY increases of 23.5% in SMEs, 22.6% in middle-market, 13.8% in mortgages, 33.4% in consumer loans and 9.3% in credit cards

-	Ongoing prudent risk management reflected in a NPL ratio of 3.49% (2.33% excluding homebuilders and Santander Vivienda portfolio) and a cost of risk of 3.45%

Mexico City – October 29, 2015, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in Mexico, today announced financial results for the three- and nine-month periods ending September 30, 2015.

Santander México reported net income for the quarter of Ps.3,464 million, representing YoY and QoQ increases of 6.8% and 7.0%, respectively.

Marcos Martínez, Grupo Financiero Santander México’s Executive President and CEO, commented, “Santander Mexico reported the fourth consecutive quarter of accelerated year-on-year net interest income growth – up 13.5% over the last twelve months and 3.3% sequentially. Net interest margin increased to 4.91%, from 4.84% last quarter reflecting strong growth in higher margin consumer loans.”

“Actually, our total book expanded by 19% year-on-year and 6% sequentially - well above system rates with all segments contributing to this solid performance. Our renewed focus on payroll and personal loans continued to drive strong growth in these two segments, which combined were up 33% year-on-year. Mortgage loans were up 14%, again above market growth, as we continue to leverage our position as Mexico’s leading banking mortgage originator. Commercial loans were also very strong - up 21% year-on-year, with double digit growth in all segments. We continued to strengthen our leadership position in the attractive SMEs and middle market segments with loans increasing each by 23% year-on-year, beating system rates.”

“This significant loan growth was achieved while maintaining a strong focus on risk management with the NPLs ratio declining by 28 basis points sequentially to 3.49%. All segments contributed to this performance posting improvements of 42 bps in commercial NPLs and 17 basis points in SMEs, while consumer loans including credit cards declined 11 basis points.”

3Q.15 | EARNINGS RELEASE | 3

“Furthermore, strong core earnings combined with the implementation of tight cost controls allowed us to improve the efficiency ratio by 60 basis points sequentially to 42.9%.”

Mr. Martínez concluded, “Over the past couple of years we have been implementing a series of strategic initiatives across the organization to further consolidate our leadership position in the Mexican financial sector while maintaining our prudent risk management and focus on efficiency and profitability. Looking ahead, this entails a three-year plan aimed at enhancing our technology and infrastructure, talent, quality and processes, as well as branding. In line with the Group’s renewed strategy, these measures constitute a transformation of our operating model with the objectives of further strengthening our position in the retail banking segment while consolidating our leadership position in our key products and markets.”

3Q.15 | EARNINGS RELEASE | 4

SUMMARY OF THIRD QUARTER 2015 CONSOLIDATED RESULTS

Net income

Santander México reported net income for the quarter of Ps.3,464 million, representing YoY and QoQ increases of 6.8% and 7.0%, respectively.

Capitalization and ROAE

Banco Santander México’s preliminary capital ratio at period end 3Q15 was 15.4%, compared to 16.8% and 15.9% at 3Q14 and 2Q15, respectively. The 15.4% capital ratio was comprised of 12.1% Tier 1 and 3.3% Tier 2.

3Q15 reported ROAE was 12.1%, versus 13.6% in 3Q14 and 12.0% in 2Q15.

Net interest income and NIM

Net interest income in 3Q15 increased YoY by 13.5%, or Ps.1,286 million, to Ps.10,810 million. On a sequential basis, net interest income increased 3.3%, or Ps.344 million, from Ps.10,466 million reported in 2Q15.

Net interest margin ratio calculated with daily average interest-earning assets for 3Q15 was 4.91%, which compares with 4.90% and 4.84% in 3Q14 and 2Q15, respectively.

Interest income increased 10.1%, or Ps.1,469 million, to Ps.15,996 million in 3Q15 from Ps.14,527 million in 3Q14. Increases of 15.1%, or Ps.1,661 million, in interest income from our loan portfolio and commissions on loan origination, Ps.266 million, or 11.5%, in investment in securities and Ps.44 million, or 72.1%, in margin accounts, were partially offset by YoY decreases in interest income of Ps.463 million, or 58.8%, from repurchase agreement transactions and of Ps.39 million, or 12.1%, from funds available.

Interest expense increased YoY by 3.7%, or Ps.183 million, to Ps.5,186 million in 3Q15, primarily due to increases in interest expense of Ps.69 million on credit instruments issued, Ps.69 million on bank and other loans, Ps.67 million on demand deposits and Ps.65 million on term deposits. These increases were partially offset by decreases in interest paid of Ps.70 million on subordinated credit notes and Ps.17 million on repurchase agreement transactions.

3Q.15 | EARNINGS RELEASE | 5

Loan portfolio growth

Santander México’s total loan portfolio as of 3Q15 increased YoY by 19.2%, or Ps.84,562 million, to Ps.526,037 million, and by 5.5%, or Ps.27,537 million, on a sequential basis.

In 3Q15, Santander México’s loan portfolio expanded YoY across all core products, in both the individual and commercial loan segments. Individual loan growth was mainly driven by mortgages and consumer loans, which were up 13.8% and 33.4%, respectively, while credit cards rose 9.3% further accelerating from 2Q15. Growth in the consumer portfolio was mainly driven by personal and payroll loans, even excluding the acquisition of the Scotiabank loan portfolio, organic growth was 29.9%.

Commercial loans continued to benefit from significant YoY increases of 23.5% in the SMEs and 22.6% in middle-market loan portfolios. Corporate loans, in turn, rose 16.5% YoY as we continue to see higher activity in this segment. The positive performance in SMEs, middle-market and corporates, was further strengthen by a 20.6% YoY increase in the government and financial institutions portfolio, reflecting some large drawdowns from the two state-owned energy companies following some large payments last quarter.

Asset quality

The Non-Performing ratio (NPL ratio) in 3Q15 improved to 3.49%, a 22 basis points (bps) decrease from the 3.71% posted in 3Q14 and 28 bps lower than the 3.77% reported in 2Q15. The Non-performing loans (NPL) ratio for 3Q15 continues to reflect our exposure to the homebuilders and the effect from Santander Vivienda’s (formerly ING Hipotecario) non-performing portfolio. Our total exposure to homebuilders as of 3Q15 decreased Ps.202 million to Ps.4,793 million, while the non-performing loans declined Ps.848 million to Ps.4,039 million; these decreases resulted from certain advances in the situation with the homebuilders, where we received an asset in payment to one of the projects, while some other loans related to other projects were classified as performing due to sustained payments. Santander Vivienda’s non-performing portfolio, amounted to Ps.2,390 million as of 3Q15, out of a total portfolio of Ps.9,607 million. Excluding the impact of the homebuilders and Santander Vivienda’s portfolio, the NPL ratio for 3Q15 would have been 2.33%. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

The coverage ratio for the quarter was 105.8%, increasing from 101.6% in 3Q14 and 99.1% in 2Q15.

Loans to deposit ratio

At 3Q15, deposits increased 12.5% YoY and 2.2% sequentially; representing 46.0% of Santander México’s total funding sources. This deposit base provides stable, low-cost funding to support Santander México’s continued growth. The net loan to deposit ratio was 102.8% in 3Q15, compared with 97.0% in 3Q14 and 99.5% in 2Q15.

3Q.15 | EARNINGS RELEASE | 6

Contribution to net income by subsidiary

Reported net income in 3Q15 was Ps.3,464 million, representing 6.8% and 7.0% YoY and QoQ increases.

Casa de Bolsa Santander, the brokerage business, reported net profit of Ps.3 million in 3Q15, compared with net profit of Ps.11 million in 3Q14 and Ps.13 million in 2Q15.

The Holding (Grupo Financiero) reported a net loss of Ps.14 million in 3Q15, compared with net losses of Ps.9 million in 3Q14 and Ps.7 million in 2Q15.

Grupo Financiero Santander México
Earnings contribution by subsidiary
Millions of Mexican Pesos
				% Variation				% Variation
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	15/14
Banking business	3,475	3,232	3,242	7.5	7.2	9,950	10,211	(2.6)
Brokerage	3	13	11	(76.9)	(72.7)	4	13	(69.2)
Holding	(14)	(7)	(9)	(100.0)	(55.6)	(37)	(34)	(8.8)
Net income attributable to Grupo Financiero Santander México	3,464	3,238	3,244	7.0	6.8	9,917	10,190	(2.7)
1) Includes sofomes

3Q.15 | EARNINGS RELEASE | 7

ANALYSIS OF THIRD QUARTER 2015 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Net income

Grupo Financiero Santander México
Income statement
Millions of mexican pesos				% Variation				% Variation
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	15/14
Net interest income	10,810	10,466	9,524	3.3	13.5	31,201	27,779	12.3
Provisions for loan losses	(4,594)	(4,543)	(3,814)	(1.1)	(20.5)	(12,820)	(10,955)	(17.0)
Net interest income after provisions for loan losses	6,216	5,923	5,710	4.9	8.9	18,381	16,824	9.3
Commission and fee income, net	3,686	4,011	3,339	(8.1)	10.4	10,995	10,053	9.4
Net gain (loss) on financial assets and liabilities	583	540	651	8.0	(10.4)	1,918	2,562	(25.1)
Other operating income	325	109	240	198.2	35.4	673	902	(25.4)
Administrative and promotional expenses	(6,426)	(6,391)	(5,938)	(0.5)	(8.2)	(19,206)	(17,761)	(8.1)
Operating income	4,384	4,192	4,002	4.6	9.5	12,761	12,580	1.4
Equity in results of associated companies	15	19	24	(21.1)	(37.5)	53	57	(7.0)
Operating income before income taxes	4,399	4,211	4,026	4.5	9.3	12,814	12,637	1.4
Income taxes	(935)	(972)	(782)	3.8	(19.6)	(2,896)	(2,446)	(18.4)
Income from continuing operations	3,464	3,239	3,244	6.9	6.8	9,918	10,191	(2.7)
Discontinued operations	0	0	0	0.0	0.0	0	0	0.0
Consolidated net income	3,464	3,239	3,244	6.9	6.8	9,918	10,191	(2.7)
Non-controlling interest	0	(1)	0	100.0	0.0	(1)	(1)	0.0
Net income	3,464	3,238	3,244	7.0	6.8	9,917	10,190	(2.7)
Effective tax rate (%)	21.3%	23.1%	19.4%			22.6%	19.4%

During 3Q15, Santander México reported net income of Ps.3,464 million, increasing 6.8% YoY and 7.0% QoQ.

Net interest income in 3Q15 increased YoY by 13.5%, or Ps.1,286 million, to Ps.10,810 million. On a sequential basis, net interest income increased 3.3%, or Ps.344 million, from Ps.10,466 million reported in 2Q15.

Interest income increased 10.1%, or Ps.1,469 million, to Ps.15,996 million in 3Q15 from Ps.14,527 million in 3Q14. Increases of 15.1%, or Ps.1,661 million, in interest income from our loan portfolio and commissions on loan origination, Ps.266 million, or 11.5%, in investment in securities and Ps.44 million, or 72.1%, in margin accounts, were partially offset by YoY decreases in interest income of Ps.463 million, or 58.8%, from repurchase agreement transactions and of Ps.39 million, or 12.1%, from funds available.

Interest expense increased YoY by 3.7%, or Ps.183 million, to Ps.5,186 million in 3Q15, primarily due to increases in interest expense of Ps.69 million on credit instruments issued, Ps.69 million on bank and other loans, Ps.67 million on demand deposits and Ps.65 million on term deposits. These increases were partially offset by decreases in interest paid of Ps.70 million on subordinated credit notes and Ps.17 million on repurchase agreement transactions.

3Q.15 | EARNINGS RELEASE | 8

Provisions for loan losses for the quarter were Ps.4,594 million, representing increases of Ps.780 million, or 20.5%, YoY and Ps.51 million, or 1.1%, sequentially.

The NPL ratio in 3Q15 was 3.49%, a 22 bps decrease from 3.71% posted in 3Q14 and 28 bps lower than 3.77% reported in 2Q15.

The coverage ratio for the quarter was 105.8%, increasing from 101.6% in 3Q14 and 99.1% in 2Q15.

Net commission and fee income for 3Q15 amounted to Ps.3,686 million, increasing 10.4%, or Ps.347 million YoY, and decreasing 8.1%, or Ps.325 million sequentially. Last quarter, the cost associated to the insurance premium paid to NAFIN in connection with the guarantee programs for SMEs guarantees was reclassified from commission and fee income to expenses for loan recoveries in the other operating income line. On a comparable basis, excluding the reclassification of the insurance premiums, net commissions and fees increased 7.2% YoY and declined 5.7% sequentially.

During 3Q15, Santander México reported a Ps.583 million net gain from financial assets and liabilities, compared with gains of Ps.540 million in 2Q15 and Ps.651 million in 3Q14. The net gain on financial assets and liabilities in 3Q15 is explained by valuation gains of Ps.1,893 million principally related to derivatives, share and foreign exchange instruments, which were partially offset by purchase-sale losses of Ps.1,310 million principally related to derivatives and foreign exchange instruments.

Other operating income in 3Q15 totaled Ps.325 million, up from Ps.240 million in 3Q14 and Ps.109 million in 2Q15, mainly due to higher recoveries from previously written-off loans and the recognition of the gain from the acquisition of Scotiabank´s personal loans portfolio.

Administrative and promotional expenses in 3Q15 amounted to Ps.6,426 million, compared to Ps.5,938 million in 3Q14 and Ps.6,391 million in 2Q15, increasing 8.2% YoY and remaining flat sequentially.

Operating income in 3Q15 totaled Ps.4,384 million, representing a YoY increase of Ps.382 million, or 9.5%. On a sequential basis, operating income increased by Ps.192 million, or 4.6%. The YoY increase is mainly explained by higher net interest income and net commissions and fees, partially offset by lower income from trading gains as well as higher provisions for loan losses and expenses.

3Q.15 | EARNINGS RELEASE | 9

Loan portfolio and deposits

Loan portfolio

The evolution of the loan portfolio continues to show a positive trend, with diversification in all segments and growth across all core businesses, despite the slow economic recovery in Mexico.

Portfolio Breakdown

The total loan portfolio rose YoY by 19.2%, or Ps.84,562 million, to Ps.526,037 million in 3Q15. On a sequential basis, the total loan portfolio increased 5.5%, or Ps.27,537 million. In this context, all core segments grew above market rates, with SMEs, middle-market, mortgages and consumer showing the strongest performance, followed by corporates and government entities and financial institutions that posted a healthy growth. Meanwhile, credit cards continued to gradually recover growing above market rates and to gradual recover.

3Q.15 | EARNINGS RELEASE | 10

Grupo Financiero Santander México
Loan portfolio breakdown
Millions of Mexican Pesos	3Q15%		2Q15%		3Q14%
Performing loans
Commercial*	311,781	59.3%	291,182	58.4%	256,496	58.1%
Individuals
Consumer	85,010	16.2%	81,139	16.3%	70,917	16.1%
Credit cards	43,713	8.3%	41,977	8.4%	40,366	9.1%
Other consumer	41,297	7.9%	39,162	7.9%	30,551	6.9%
Mortgages	110,894	21.1%	107,371	21.5%	97,698	22.1%
Total	507,685	96.5%	479,692	96.2%	425,111	96.3%

Non-performing loans
Commercial*	9,182	1.7%	9,876	2.0%	8,709	2.0%
Individuals
Consumer	3,263	0.6%	3,211	0.6%	2,755	0.6%
Credit cards	1,802	0.3%	1,791	0.4%	1,264	0.3%
Other consumer	1,461	0.3%	1,420	0.3%	1,491	0.3%
Mortgages	5,907	1.1%	5,721	1.1%	4,900	1.1%
Total	18,352	3.5%	18,808	3.8%	16,364	3.7%

Total loan portfolio
Commercial*	320,963	61.0%	301,058	60.4%	265,205	60.1%
Individuals
Consumer	88,273	16.8%	84,350	16.9%	73,672	16.7%
Credit cards	45,515	8.7%	43,768	8.8%	41,630	9.4%
Other consumer	42,758	8.1%	40,582	8.1%	32,042	7.3%
Mortgages	116,801	22.2%	113,092	22.7%	102,598	23.2%
Total	526,037	100.0%	498,500	100.0%	441,475	100.0%
*Commercial loan portfolio includes: Corporates, Middle-market, SMEs, Financial entities and Government institutions

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 61.0% of the total loan portfolio. Excluding loans to government entities, the commercial loan portfolio accounted for 50.2% of the total loan portfolio. As of 3Q15, commercial loans increased 21.0% YoY, principally reflecting increases of 23.5%, 22.6% and 16.5% in the SMEs, middle market and corporate segments, respectively. This positive YoY performance was further strengthened by a 20.6% increase in government and financial entities loans, reflecting some large drawdowns from the two state-owned energy companies following some large payments last quarter.

On a sequential basis, the commercial loan portfolio increased 6.6%, principally reflecting continued growth in SMEs and middle-markets - up 4.0% and 5.8%, respectively. Corporates remained stable while government and financial entities portfolios posted a 21.4% increase, following a decline in the previous quarter.

The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 39.0% of the total loan portfolio and increased 16.3% YoY. Credit cards, consumer and mortgage loans represented 8.7%, 8.1%, and 22.2% of the total loan portfolio, respectively, and rose YoY by 9.3%, 33.4%, and 13.8%, respectively. Consumer loans (including credit cards) increased 4.7% sequentially, reflecting a sustained pick up in personal and payroll loans, while credit cards continued to recover gradually. Santander México has maintained above-market

3Q.15 | EARNINGS RELEASE | 11

growth rates, principally reflecting our focus on innovation and strong commercial activity. We continue to penetrate the open market focusing on medium- and high-income individuals, while credit cards continued to recover gradually.

Asset quality

Non-performing loans at the end of 3Q15 increased YoY by Ps.1,988 million, or 12.1%, to Ps.18,352 million, and decreased 2.4%, or Ps.456 million QoQ. On a sequential basis, increases of Ps.186 million, or 3.3%, in mortgages and Ps.52 million, or 1.6% in consumer loans (including credit cards) were more than offset by a decrease of Ps.694 million, or 7.0%, in commercial loans, which mainly resulted from progress by the homebuilders towards resolving their situation. The breakdown of the non-performing loan portfolio is as follows: commercial loans 50.0%, mortgage loans 32.2% and consumer loans (including credit cards) 17.8%.

Grupo Financiero Santander México
Asset quality
Millions of Mexican Pesos
				% Variation
	3Q15	2Q15	3Q14	QoQ	YoY
Total loans	526,037	498,500	441,475	5.52	19.15
Performing loans	507,685	479,692	425,111	5.84	19.42
Non-performing loans	18,352	18,808	16,364	(2.42)	12.15

Allowance for loan losses	(19,415)	(18,643)	(16,631)	4.14	16.74

Non-performing loan ratio	3.49%	3.77%	3.71%	(28 bp)	(22 bp)
Coverage ratio	105.8%	99.1%	101.6%	670 bp	420 bp

The NPL ratio in 3Q15 improved to 3.49%, a 22 bps decrease from the 3.71% posted in 3Q14 and 28 bps lower than the 3.77% reported in 2Q15. The NPL ratio for 3Q15 continues to reflect our exposure to the homebuilders, with non-performing loans of Ps.4,039 million, as well as the effect from Santander Vivienda’s non-performing portfolio, which as of 3Q15 amounted to Ps.2,390 million. Excluding the impact of the homebuilders and Santander Vivienda’s portfolio, the NPL ratio for 3Q15 would have been 2.33%. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

3Q.15 | EARNINGS RELEASE | 12

During 3Q15, provisions for loan losses amounted to Ps.4,594 million, which represented increases of Ps.780 million, or 20.5%, YoY and Ps.51 million, or 1.1%, on a sequential basis. As anticipated, the provisions for loan losses in 3Q15 include the required provisions in connection with Pemex suppliers, the remainder for homebuilders and an adjustment in connection with the Scotiabank portfolio.

Regarding the Scotiabank portfolio, last quarter we created a Ps. 293 million provision related to the acquisition of the consumer loan portfolio. At the time, a total of Ps.177 million related to the discount in the purchase price negotiated to reflect asset quality conditions was netted from the provision. This quarter, however the Ps.177 million purchase discount was reclassified as other income and provisions related to the Scotiabank portfolio increased by the same amount. This does not affect the bottom line as both items offset each other.

* Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

Cost of risk in 3Q15 stood at 3.45%, compare to 3.49% and 3.41% reported in 3Q14 and 2Q15, respectively.

The coverage ratio for the quarter was 105.8%, increasing from 101.6% in 3Q14 and 99.1% in 2Q15.

3Q.15 | EARNINGS RELEASE | 13

Total deposits

Total deposits at the end of 3Q15 amounted to Ps.492,713 million, representing increases of 12.5% YoY and 2.2% sequentially. Demand deposits reached Ps.325,928 million, increasing 14.0% YoY and 4.5% sequentially, while term deposits reached Ps.166,785 million, showing an increase of 9.5% YoY and a 2.1% decline QoQ.

Santander México continues to implement its strategy of further enhancing customer service to meet the needs of each segment. Campaigns targeting the SMEs and middle-market segments, together with products offered to middle- and high-income clients have resulted in increases of 21.7%, 24.3% and 15.5% in demand deposits from individuals, SMEs and middle-market, respectively. This performance in deposits has led to an improved mix which supports cost of funding.

Liquidity Coverage Ratio

Pursuant to Banxico’s regulatory requirements, the average Liquidity Coverage Ratio (LCR) for 3Q15 was 106.60%, which compares to 106.16% in 2Q15. (Please refer to note 25 of this report).

3Q.15 | EARNINGS RELEASE | 14

Net interest income

Grupo Financiero Santander México
Net interest income
Millions of mexican pesos				% Variation				% Variation
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	15/14
Interest on funds available	284	329	323	(13.7)	(12.1)	950	1,033	(8.0)
Interest on margin accounts	105	82	61	28.0	72.1	263	213	23.5
Interest and yield on securities	2,585	2,517	2,319	2.7	11.5	7,298	6,696	9.0
Interest and yield on loan portfolio – excluding credit cards	10,086	9,651	8,389	4.5	20.2	28,780	24,803	16.0
Interest and yield on loan portfolio related to credit card transactions	2,446	2,461	2,465	(0.6)	(0.8)	7,295	7,282	0.2
Commissions collected on loan originations	165	180	182	(8.3)	(9.3)	520	594	(12.5)
Interest and premium on sale and repurchase agreements and securities loans	325	440	788	(26.1)	(58.8)	1,371	2,193	(37.5)
Interest income	15,996	15,660	14,527	2.1	10.1	46,477	42,814	8.6

Daily average interest earning assets *						848,092	755,887	12.2%

Interest from customer deposits – demand deposits	(818)	(780)	(751)	(4.9)	(8.9)	(2,353)	(2,242)	(5.0)
Interest from customer deposits – time deposits	(1,153)	(1,091)	(1,088)	(5.7)	(6.0)	(3,262)	(3,260)	(0.1)
Interest from credit instruments issued	(354)	(327)	(285)	(8.3)	(24.2)	(988)	(859)	(15.0)
Interest on bank and other loans	(505)	(506)	(436)	0.2	(15.8)	(1,536)	(1,386)	(10.8)
Interest on subordinated capital notes	(419)	(427)	(489)	1.9	14.3	(1,313)	(1,308)	(0.4)
Interest and premium on sale and repurchase agreements and securities loans	(1,937)	(2,063)	(1,954)	6.1	0.9	(5,824)	(5,980)	2.6
Interest expense	(5,186)	(5,194)	(5,003)	0.2	(3.7)	(15,276)	(15,035)	(1.6)

Net interest income	10,810	10,466	9,524	3.3	13.5	31,201	27,779	12.3

* Includes funds available, margin accounts, investments in securities, loan portfolio and sale and repurchase agreements

Net interest income in 3Q15 increased YoY by 13.5%, or Ps.1,286 million, to Ps.10,810 million. On a sequential basis, net interest income increased 3.3%, or Ps.344 million, from Ps.10,466 million reported in 2Q15.

Net interest margin ratio calculated with daily average interest-earning assets for 3Q15 was 4.91%, compares to 4.90% and 4.84% in 3Q14 and 2Q15, respectively.

The 13.5% YoY increase in net interest income is explained by the combined effect of: a Ps.1,469 million increase in interest income, from Ps.14,527 million in 3Q14 to Ps.15,996 million in 3Q15, together with a Ps.183 million increase in interest expense, from Ps.5,003 million in 3Q14 to Ps.5,186 million in 3Q15. This is mainly explained by a Ps.61,998 million increase in average-earning assets together with a 16 bps increase in the average interest rate, combined with a Ps.41,280 million increase in average interest-bearing liabilities and a 5 bps lower average cost.

The 3.3% sequential increase in net interest income resulted mainly from a Ps.336 million increase in interest income, from Ps.15,660 million in 2Q15 to Ps.15,996 million in 3Q15, which was further supported by an Ps.8

3Q.15 | EARNINGS RELEASE | 15

million decrease in interest expense, from Ps.5,194 million in 2Q15 to Ps.5,186 million in 3Q15. This is explained by a decrease of Ps.481 million in average interest-earning assets and a 7 bps increase in the average interest income rate, combined with a decrease of Ps.5,368 million in interest-bearing liabilities together with a decrease of 1 bps in the average interest rate paid.

Interest income

Interest income increased 10.1%, or Ps.1,469 million, from Ps.14,527 million in 3Q14 to Ps.15,996 million in 3Q15. This is explained by the following increases: i) 15.1%, or Ps.1,661 million, in interest income from our loan portfolio and commissions on loan origination, ii) 11.5%, or Ps.266 million in investment in securities and iii) Ps.44 million, or 72.1%, in margin accounts. These increases were partially offset by decreases of: i) Ps.463 million, or 58.8%, in sale and repurchase agreement transactions and ii) Ps.39 million, or 12.1%, in funds available.

3Q15 average interest-earning assets increased YoY by Ps.61,998 million, or 7.7%, mainly driven by the following increases: i) Ps.70,199 million in the average volume of the loan portfolio, including credit cards; ii) Ps. 48,164 million in the investments in securities portfolio; iii) Ps.7,786 million in margin accounts; and iv) Ps.40 million in funds available; which were partially offset by a decrease of Ps.64,191 million in sale and repurchase agreement transactions.

On a sequential basis, interest income increased by 2.1%, or Ps.336 million, mainly reflecting increases of: i) Ps.405 million, or 3.3%, in interest income from our loan portfolio and commissions on loan origination; ii) Ps.68 million, or 2.7%, on the investment in securities portfolio; and iii) Ps.23 million, or 28.0%, in margin accounts. These increases were partially offset by the following declines: i) Ps.115 million, or 26.1%, in sale and repurchase agreement transactions and ii) Ps.45 million, or 13.7%, in funds available.

3Q15 average interest-earning assets decreased QoQ by Ps.481 million, or 0.1%, mainly driven by the following decreases: i) Ps.15,526 million in sale and repurchase agreement transactions; and ii) Ps.10,040 million in funds available. These declines were partially offset by increases of: i) Ps.18,075 million in the average volume of the loan portfolio, including credit cards; ii) Ps.4,656 million in the investment in securities portfolio; and iii) Ps.2,354 in margin accounts.

The average interest rate on interest-earning assets in 3Q15 stood at 7.21%, representing increases of 16 bps from 7.05% in 3Q14 and 7 bps from 7.14% in 2Q15.

The Ps.15,996 million in interest income for 3Q15 is broken down as follows: the loan portfolio, which is the main source of recurring earnings, accounts for 79.4%; investment in securities 16.2%; and other items 4.4%.

3Q.15 | EARNINGS RELEASE | 16

Interest expense

Interest expense increased YoY by 3.7%, or Ps.183 million, to Ps.5,186 million in 3Q15, primarily due to the following increases: i) Ps.69 million on our credit instruments issued, ii) Ps.69 million on bank and other loans, iii) Ps.67 million on demand deposits and iv) Ps.65 million on term deposits. These increases were partially offset by decreases of: i) Ps.70 million on subordinated credit notes and ii) Ps.17 million on sale and repurchase agreement transactions.

Average interest-bearing liabilities rose YoY by Ps.41,280 million, or 5.7%, mainly explained by the following increases: i) Ps.28,082 million in demand deposits; ii) Ps.24,532 million in term deposits; iii) Ps.9,382 million in credit instruments issued; iv) Ps.5,909 million in bank and other loans; and v) Ps.4,294 million in subordinated credit notes. These increases were partially offset by a Ps.30,919 million decrease in sale and repurchase agreement transactions.

On a sequential basis, interest expense decreased 0.2%, or Ps.8 million, to Ps.5,186 million in 3Q15, from Ps.5,194 million in 2Q15, reflecting decreases in interest paid of: i) Ps.126 million on sale and repurchase agreement transactions, ii) Ps.8 million on subordinated credit notes and iii) Ps.1 million on bank and other loans. These decreases were partially offset by increases of: i) Ps.62 million on term deposits, ii) Ps.38 million in interest paid on demand deposits and iii) Ps.27 million on credit instruments issued.

Sequentially, average interest-bearing liabilities decreased by Ps.5,368 million, or 0.7%, mainly explained by the following decreases: i) Ps.24,697 million in sale and repurchase agreement transactions; and ii) Ps.5,063 million in bank and other loans. These decreases were partially offset by increases of: i) Ps.10,631 million in demand deposits; ii) Ps.9,440 million in time deposits; iii) Ps.2,890 million in credit instruments issued and iv) Ps.1,431 million in subordinated credit notes.

The average interest rate on interest-bearing liabilities decreased to 2.64% in 3Q15, or 5 bps, from 2.69% in 3Q14, and by 1 bps from 2.65% in 2Q15.

The Ps.5,186 million in interest expenses paid in 3Q15 is broken down as follows: sale and repurchase agreement transactions 37.4%, term deposits 22.2%, demand deposits 15.8%, bank and other loans 9.7%, subordinated credit notes 8.1% and credit instruments issued 6.8%.

Interest expense on demand deposits amounted to Ps.818 million during 3Q15, representing an increase of 8.9% YoY and 4.9% sequentially. The YoY variation was mainly driven by a 12.4% increase in the average balance of demand deposits, combined with a 4 bps decrease in the average interest rate paid from 1.30% to 1.26%. The QoQ increase resulted from the combined effect of an increase of 4.4% in the average balance together with a 1 bps decline in the average interest rate paid.

Interest paid on time deposits increased 6.0% YoY and 5.7% QoQ to Ps.1,153 million. The YoY variation reflects an increase of 15.8% in the average volume of term deposits together with a 23 bps decline in the average interest rate paid, from 2.75% to 2.52%. The QoQ increase resulted from the combined effect of a 5.6% increase in the average balance, together with a 2 bps decrease in the average interest rate paid, from 2.54% to 2.52%.

3Q.15 | EARNINGS RELEASE | 17

Commission and fee income

Grupo Financiero Santander México
Commission and fee income, net
Millions of mexican pesos				% Variation				% Variation
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	15/14

Commission and fee income
Credit card	1,307	1,258	1,195	3.9	9.4	3,772	3,499	7.8
Account management	240	214	203	12.1	18.2	676	579	16.8
Collection services	531	527	462	0.8	14.9	1,584	1,375	15.2
Investment funds	337	333	351	1.2	(4.0)	1,013	1,028	(1.5)
Insurance	1,047	1,070	969	(2.1)	8.0	3,102	2,868	8.2
Purchase-sale of securities and money market transactions	203	198	188	2.5	8.0	610	646	(5.6)
Checks trading	63	65	74	(3.1)	(14.9)	192	224	(14.3)
Foreign trade	224	206	177	8.7	26.6	633	526	20.3
Financial advisory services	511	634	370	(19.4)	38.1	1,380	1,119	23.3
Other	210	266	233	(21.1)	(9.9)	681	644	5.7
Total	4,673	4,771	4,222	(2.1)	10.7	13,643	12,508	9.1

Commission and fee expense
Credit card	(532)	(476)	(394)	(11.8)	(35.0)	(1,457)	(1,033)	(41.0)
Investment funds	(2)	(7)	(17)	71.4	88.2	(23)	(57)	59.6
Insurance	(25)	(16)	(21)	(56.3)	(19.0)	(43)	(69)	37.7
Purchase-sale of securities and money market transactions	(71)	(69)	(75)	(2.9)	5.3	(211)	(251)	15.9
Checks trading	(6)	(6)	(8)	0.0	25.0	(17)	(24)	29.2
Financial advisory services	(14)	(17)	(39)	17.6	64.1	(33)	(60)	45.0
Other	(337)	(169)	(329)	(99.4)	(2.4)	(864)	(961)	10.1
Total	(987)	(760)	(883)	(29.9)	(11.8)	(2,648)	(2,455)	(7.9)

Commission and fee income, net
Credit card	775	782	801	(0.9)	(3.2)	2,315	2,466	(6.1)
Account management	240	214	203	12.1	18.2	676	579	16.8
Collection services	531	527	462	0.8	14.9	1,584	1,375	15.2
Investment funds	335	326	334	2.8	0.3	990	971	2.0
Insurance	1,022	1,054	948	(3.0)	7.8	3,059	2,799	9.3
Purchase-sale of securities and money market transactions	132	129	113	2.3	16.8	399	395	1.0
Checks trading	57	59	66	(3.4)	(13.6)	175	200	(12.5)
Foreign trade	224	206	177	8.7	26.6	633	526	20.3
Financial advisory services	497	617	331	(19.4)	50.2	1,347	1,059	27.2
Other	(127)	97	(96)	(230.9)	(32.3)	(183)	(317)	42.3

Total	3,686	4,011	3,339	(8.1)	10.4	10,995	10,053	9.4

In 3Q15, net commission and fee income totaled Ps.3,686 million, increasing YoY by 10.4%, or Ps.347 million, but declining 8.1%, or Ps.325 million QoQ. Last quarter, the cost associated to the insurance premium paid to NAFIN in connection with the guarantee programs for SMEs was reclassified from commission and fee income to expenses for loan recoveries in the other operating income line. On a comparable basis, excluding the reclassification of the insurance premiums, net commissions and fees increased 7.2% YoY and declined 5.7% sequentially.

3Q.15 | EARNINGS RELEASE | 18

The 10.4% YoY growth principally reflects the following increases: i) 50.2%, or Ps.166 million, in financial advisory services; ii) 7.8%, or Ps.74 million, in insurance fees; iii) 14.9%, or Ps.69 million, in collection and payment services; iv) 26.6%, or Ps.47 million, in foreign trade; v) 18.2%, or Ps.37 million, in account management fees; and vi) 16.8%, or Ps.19 million, in capital markets and securities fees. The above mentioned increases were partially offset by declines of i) 3.2%, or Ps.26 million, in credit card fees; and ii) 13.6%, or Ps.9 million in checks.

Compared to 2Q15 and excluding the aforementioned reclassification, net commission and fee income declined 5.7%, mainly reflecting the following decreases: i) 19.4%, or Ps.120 million, in financial advisory fees; ii) 3.0%, or Ps.32 million, in insurance fees; and iii) 0.9%, or Ps.7 million, in credit card fees.

This quarter, we continued to gradually execute our deal pipeline, which more than offset the continued weakness in investment funds impacted by external factors.

Credit cards fees were relatively stable sequentially, but declined YoY mainly reflecting reward programs and placement fees as we continue to actively place cards in the open market.

Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México
Net gain (loss) on financial assets and liabilities
Millions of mexican pesos				% Variation				% Variation
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	15/14
Valuation
Foreign Exchange	116	(92)	24	226.1	383.3	111	0	0.0
Derivatives	2,075	1	68	207,400.0	2,951.5	8,714	578	1,407.6
Shares	235	19	(27)	1,136.8	970.4	271	(47)	676.6
Debt instruments	(533)	0	(238)	0.0	(123.9)	(891)	709	(225.7)
Valuation result	1,893	(72)	(173)	2,729.2	1,194.2	8,205	1,240	561.7

Purchase / sale of securities
Foreign Exchange	(212)	(10)	(230)	(2,020.0)	7.8	(835)	(123)	(578.9)
Derivatives	(1,606)	450	785	(456.9)	(304.6)	(6,549)	1,106	(692.1)
Shares	140	(14)	204	1,100.0	(31.4)	112	140	(20.0)
Debt instruments	368	186	65	97.8	466.2	985	199	395.0
Purchase -sale result	(1,310)	612	824	(314.1)	(259.0)	(6,287)	1,322	(575.6)

Total	583	540	651	8.0	(10.4)	1,918	2,562	(25.1)

In 3Q15, Santander México reported a Ps.583 million net gain from financial assets and liabilities, compared with gains of Ps.651 million in 3Q14 and Ps.540 million in 2Q15. The net gain on financial assets and liabilities in 3Q15 is mainly explained by valuation gains of Ps.1,893 million principally related to derivatives, which were partially offset by purchase-sale losses of Ps.1,310 million principally related to derivatives and foreign exchange instruments.

The Ps.1,893 million valuation gain, was mainly explained by gains in: i) derivatives of Ps.2,075 million, ii) share instruments of Ps.235 million and iii) foreign exchange instruments of Ps.116 million. These gains were partially offset by a valuation loss of Ps.533 million in debt instruments.

3Q.15 | EARNINGS RELEASE | 19

The Ps.1,310 million purchase-sale loss in 3Q15, was principally driven by derivative and foreign exchange instruments, which reported losses of Ps.1,606 million and Ps.212 million, respectively. These losses were partially offset by purchase-sale gains of Ps.368 million and Ps.140 million in debt and shares instruments, respectively.

Other operating income

Grupo Financiero Santander México
Other operating income
Millions of mexican pesos				% Variation				% Variation
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	15/14

Recovery of previously written-off loans	601	536	392	12.1	53.3	1,583	1,431	10.6
Cancellation of liabilities and reserves	85	61	60	39.3	41.7	252	179	40.8
Interest on personnel loans	29	28	26	3.6	11.5	84	84	0.0
Allowance for losses on foreclosed assets	(36)	(17)	(6)	(111.8)	(500.0)	(64)	(33)	(93.9)
Profit from sale of foreclosed assets	55	81	116	(32.1)	(52.6)	194	406	(52.2)
Technical advisory services	6	2	4	200.0	50.0	13	12	8.3
Portfolio recovery legal expenses and costs	(333)	(360)	(194)	7.5	(71.6)	(894)	(508)	(76.0)
Write-offs and bankruptcies	(316)	(219)	(178)	(44.3)	(77.5)	(756)	(508)	(48.8)
Provision for legal and tax contingencies	40	(32)	(34)	225.0	217.6	(44)	(165)	73.3
IPAB ("Indemnity") provisions and payments	(1)	(2)	(2)	50.0	50.0	(4)	(5)	20.0
Result on sale of loan portfolio	0	6	7	(100.0)	(100.0)	52	(106)	149.1
Income from acquisition of Scotiabank portfolio	177	0	0	100.0	100.0	177	0	100.0
Others	18	25	49	(28.0)	(63.3)	80	115	(30.4)

Total	325	109	240	198.2	35.4	673	902	(25.4)

Other operating income in 3Q15 totaled Ps.325 million, up from Ps.240 million in 3Q14 and Ps.109 million in 2Q15, mainly due to higher recoveries from previously written off loans and the Ps.177 million recognition of the gain from the acquisition of Scotiabank´s personal loans portfolio. This gain was netted from provisions in 2Q15, but was reclassified this quarter to the other income line.

3Q.15 | EARNINGS RELEASE | 20

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to bank savings protection system (IPAB), rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Grupo Financiero Santander México
Administrative and promotional expenses
Millions of mexican pesos				% Variation				% Variation
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	15/14
Salaries and employee benefits	3,029	2,957	2,729	2.4	11.0	8,902	7,930	12.3
Credit card operation	72	103	59	(30.1)	22.0	259	208	24.5
Professional fees	92	99	58	(7.1)	58.6	290	271	7.0
Leasehold	427	429	421	(0.5)	1.4	1,289	1,229	4.9
Promotional and advertising expenses	88	154	94	(42.9)	(6.4)	416	402	3.5
Taxes and duties	358	330	339	8.5	5.6	1,046	1,017	2.9
Technology services (IT)	688	603	605	14.1	13.7	1,873	1,826	2.6
Depreciation and amortization	439	497	429	(11.7)	2.3	1,435	1,273	12.7
Contributions to bank savings protection system (IPAB)	567	546	490	3.8	15.7	1,648	1,379	19.5
Cash protection	154	142	163	8.5	(5.5)	465	480	(3.1)
Others	512	531	551	(3.6)	(7.1)	1,583	1,746	(9.3)

Total	6,426	6,391	5,938	0.5	8.2	19,206	17,761	8.1

Administrative and promotional expenses in 3Q15 amounted to Ps.6,426 million compared with Ps.5,938 million in 3Q14 and Ps.6,391 million in 2Q15, 8.2% YoY and remaining flat QoQ. The YoY increase was mainly driven by: i) Ps.300 million in salaries and employee benefits; ii) Ps.83 million in technology services; iii) Ps.77 million in contributions to the bank savings protection system (IPAB); iv) Ps.34 million in professional fees; v) Ps.19 million in tax and duties; vi) Ps.13 million in credit card operation; vii) Ps.10 million in depreciation and amortization; and viii) Ps.6 million in leaseholds. These increases were partially offset by decreases of: i) Ps.39 million in other expenses; ii) Ps.9 million in cash protection services; and iii) Ps.6 million in promotional and advertising expenses. The YoY increase in expenses mainly reflects our branch expansion plan, with a 14.5% increase in the average headcount during the period, as well as expenses to support business growth.

Expenses include the deposit insurance fee (or IPAB). This expense increased YoY by 15.7%, or Ps.77 million, reflecting growth of the funding sources.

On a sequential basis, administrative and promotional expenses remained flat. The following increases: i) Ps.85 million in technology services; ii) Ps.72 million in salaries and employee benefits; iii) Ps.28 million in tax and duties; iv) Ps.21 million in contributions to bank savings protection system (IPAB); and v) Ps.12 million in cash protection services. These increases were offset by declines of: i) Ps.66 million in promotional and advertising

3Q.15 | EARNINGS RELEASE | 21

expenses; ii) Ps.58 million in depreciation and amortization; iii) Ps.31 million in credit cards operations; iv) Ps.19 million in other expenses; v) Ps.7 million in professional fees and vi) Ps.2 million in leaseholds.

Expenses continue to reflect effective cost management that translates into an optimized operating structure which contributes to mitigate costs resulting from the investment in strategic businesses, new branches and inflation.

The efficiency ratio for 3Q15 stood at 42.9%, which compares to 43.0% in 3Q14 and improved 60 basis points from the 43.5% reported in 2Q15. Recurrence ratio was 61.9%, which compares to 61.0% reported in 3Q14 and the 62.0% in 2Q15.

Income Taxes

In 3Q15 Santander México reported a tax expense of Ps.935 million compared to tax expenses of Ps.782 million in 3Q14 and Ps.972 million in 2Q15.

The effective tax rate for the quarter was 21.3%, 190 bps higher compared to the 19.4% reported in 3Q14 and 180 lower from the 23.1% effective tax rate paid in 2Q15. The effective tax rate for the nine-month period ending 30 September, 2015 stood at 22.6%.

Capitalization and ROAE

Banco Santander México
Capitalization
Millions of Mexican Pesos	3Q15	2Q15	3Q14
Tier 1	81,344	78,324	77,945
Tier 2	22,456	21,113	17,720
Total capital	103,800	99,437	95,665

Risk-weighted assets
Credit risk	447,044	422,127	389,339
Credit, market and operational risk	672,566	624,607	570,138

Credit risk ratios:
Tier 1 (%)	18.2	18.6	20.0
Tier 2(%)	5.0	5.0	4.6
Capitalization ratio (%)	23.2	23.6	24.6

Total capital ratios:
Tier 1(%)	12.1	12.5	13.7
Tier 2 (%)	3.3	3.4	3.1
Capitalization ratio (%)	15.4	15.9	16.8

Banco Santander México’s preliminary capital ratio at period end 3Q15 was 15.4%, compared to 16.8% and 15.9% at 3Q14 and 2Q15, respectively. The 15.4% capital ratio was comprised of 12.1% Tier 1 and 3.3% Tier 2.

3Q.15 | EARNINGS RELEASE | 22

As of August 2015, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated September 2015, which is the most recent available analysis.

3Q15 reported ROAE was 12.1%, versus 13.6% in 3Q14 and 12.0% in 2Q15.

3Q.15 | EARNINGS RELEASE | 23

RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

Relevant Events

Banco Santander S.A. parent company of Grupo Financiero Santander México celebrated its “Investor Day 2015”

On September 23 and 24, 2015, during its the Investor Day held in London, the senior management of Banco Santander presented its 2016-2018 strategic plan and the specifics of the commercial transformation strategy being implemented which is based on driving customer loyalty, digitization and operational excellence.

Santander México, in line with the renewed strategy of the Group, presented the measures that constitute the transformation of its business model, aiming to further strengthen its position in the retail banking segment, while consolidating its leading position in products and key markets such as SMEs, mortgages and infrastructure.

Santander México announces changes in its Board of Directors and CEO positions

On August 24, 2015, Santander México announced that its Board of Directors approved, subject to regulatory approvals, the appointment of Ing. Marcos Martínez Gavica as Chairman of the Board of Directors, effective January 1, 2016, following the retirement of Lic. Carlos Gómez y Gómez, and the appointment of Lic. Héctor Grisi Checa as Executive President and CEO of the Group, effective December 1, 2015.

Representative Activities

Santander México ready to lead the process of mortgage mobility

On August 19, 2015, Santander México announced that it is ready to lead the mortgage mobility process, and has established procedures to assist customers in this transition providing attractive financing alternatives with interest rates starting at 7.55%, one of the most attractive rates of the market.

This, in connection with a cooperation agreement underwritten by the banks in Mexico last July 24 within the Association of Banks of Mexico (ABM), which established the measures and actions to allow a mortgage holder to switch between banks, with the objective of improving financial conditions through lower rates and payments as well as a streamlined process.

Representative Transactions

Santander México acted as structuring agent and bookrunner in a syndicated loan for PEMEX

Santander México acted as structuring agent and bookrunner in a Ps.5 billion, 10-year syndicated loan for PEMEX.

Santander México acted as placement agent in bond issuance by Arco Norte

Santander México acted as placement agent in a Ps.6.5 billion bond issuance secured by the cash flows originated from Arco Norte’s highway tolls.

3Q.15 | EARNINGS RELEASE | 24

Santander México acted as placement agent in bond issuance by FOVISSSTE

Santander México acted as placement agent in a Ps.5.8 billion (UDI denominated) bond issuance secured by FOVISSSTE’s mortgage book.

Santander México acted as placement agent in bond issuance by FIRA

Santander México acted as placement agent in a Ps.5.0 billion bond issued by FIRA. The issuance was broken down as follows: i) Ps.2.2 billion 3-year variable rate; and Ps.2.8 billion 10-year fixed rate.

Santander México acted as structuring agent and bookrunner of a revolving credit facility for IEnova

Santander México acted as structuring agent and bookrunner of a 5-year revolving credit facility for IEnova, under a Club Deal modality for US$400 million. Santander participated with US. 100 million.

Santander México acted as joint bookrunner and lead arranger in a refinancing facility for Cemex

Santander México acted as joint bookrunner and lead arranger in a U$1.9 billion refinancing facility for Cemex’s 2012 financing agreement. Santander participated with a U$250 million amount in three tranches: a US dollar denominated simple credit, a Euro denominated simple credit and a US dollar revolving facility.

Santander México acted as joint lead arranger in the financing of CFE’s pipeline “El Encino – La Laguna”

Santander México acted as joint lead arranger in the financing of CFE’s 465 km pipeline “El Encino – La Laguna”, a 3.5-year facility which amounted to US$604 million.

Santander México acted as local and international bookrunner in Elementia’s Initial Public Offering (IPO)

Santander acted as local and international bookrunner in Elementia’s US$250 million IPO.

Santander México acted as sole bookruner in Grupo Modelo’s Public Offer of Compulsory Acquisition

Santander México acted as sole bookruner in Grupo Modelo’s Public Offer of Compulsory Acquisition, in which, 99.48% of the Series C shares were acquired at a price of US$9.15 per share, totaling US$357.7 million.

Santander México participated in a supplier credit facility for CFE and OHL’s “296 CC EMPALME I” power plant

Santander México participated in a US$476.8 million supplier credit facility to finance CFE and OHL’s power plant - “296 CC EMPALME I”, a combined cycle power plant for power generation. Santander México participated with US$82.5 million, which were destined to build and start-up of this power plant.

Santander México participated in a supplier credit facility for Dragados OffShore

Santander México participated in a supplier credit facility for Dragados OffShore for up to US$150 million, to finance the “PP-Tekel-A” drilling platform to be placed at the Tekel Field located in Tabasco´s seacoast.

3Q.15 | EARNINGS RELEASE | 25

AWARDS & RECOGNITIONS

“Best Infrastructure Bank in Mexico” by LatinFinance

On October 13, 2015, Banco Santander México was awarded for the second consecutive year as "Best Bank in infrastructure in Mexico" by the prestigious magazine LatinFinance, which also awarded the bank's participation in the pipeline “Los Ramones II” with three awards: best project, best funding and best infrastructure financing.

These awards underscore Santander México’s leadership position supporting the energy and infrastructure sectors, where over 14 projects with a total value of Ps.88 billion have been funded over the last year.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

Santander México received for the second consecutive year the Award for Innovation and Leadership in Sustainability

Santander México received for the second consecutive year the Award for Innovation and Leadership in Sustainability from the city of Queretaro, for its results in energy savings achieved by the Contact Center located in this city. With this award, Santander México confirms its position as an environmentally responsible company and adds another award for this building, one of the most modern in the world.

This award recognizes the leaders and innovators in the context of assessing the sustainability 10 principles of the global initiative "One Planet Living".

3Q.15 | EARNINGS RELEASE | 26

CREDIT RATINGS

Banco Santander México	Moody’s	Fitch Ratings
Global scale
Foreign currency
Long term	A3	BBB+
Short Term	P-2	F2

Local currency
Long term	A3	BBB+
Short Term	P-2	F2

National scale
Long term	Aaa.mx	AAA(mex)
Short Term	Mx-1	F1+(mex)

Rating viability (VR)	----	bbb+
Support	----	2
Counterparty risk Assessments (CR)
Long Term	A2 (cr)	----

Short Term	P-1 (cr)	----

Standalone BCA	baa1	----

Outlook	Stable	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2024	Baa3	BB+

Long-term senior unsecured global notes due 2022	A3	BBB+

Last publication:	June-11-2015	June-25-2015

Santander Vivienda	Moody´s	Fitch Ratings
National scale
Long Term	----	AAA (mex)

Short Term	----	F1+ (mex)

Notes HICOAM 07

Global Scale
Local currency
Long Term	A3	----

National scale
Long Term	Aaa.mx	AAA(mex)

Standalone BCA	b1	----
Outlook	Stable	Stable

Last publication:	May-11-2015	June-9-2015

3Q.15 | EARNINGS RELEASE | 27

RMBS Primary Servicer	----	AAFC1(mex)

Outlook	----	Stable

Last publication:	----	May-08-2015

Santander Consumo	Moody´s	Fitch Ratings
National Scale
Long term	----	AAA (mex)
Short Term	----	F1+ (mex)

Unsecured bonds Issuance Program

Global Scale
Local currency
Short term	P-2	----

National Scale
Short Term	MX-1	F1+ (mex)

Standalone Credit Profile (SCP)	ba3	----
Outlook	Stable	Stable

Last publication:	May-11-2015	May-21-2015

Brokerage - Casa de Bolsa Santander	Moody´s	Fitch Ratings
Global scale
Local currency
Long term	Baa1	----
Short term	P-2	----

National scale
Local currency
Long term	Aaa.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Standalone BCA	b1	----
Outlook	Stable	Stable

Last publication:	June-12-2015	May-21-2015

Notes:

▪	BCA = Baseline Credit Assessment

▪	SR = Support Rating

▪	VR = Viability Rating

▪	SCP = Standalone Credit Profile

▪	CR= Counterparty Risk Assessments

3Q.15 | EARNINGS RELEASE | 28

3Q15 EARNINGS CALL DIAL-IN INFORMATION

Date:	Thursday, October 29, 2015

Time:	9:00 AM (MCT); 11:00 AM (US ET)

Dial-in Numbers:	1-888-677-8756 US & Canada; 1-913-312-1236 International & Mexico

Access Code:	159955

Webcast:	http://public.viavid.com/index.php?id=116461

Replay:	Thursday, October 29, 2015 at 2:00 pm US ET, and Thursday, November 5, 2015 at 11:59 pm US ET Dial-in number: 1-877-870-5176 US & Canada; 1-858-384-5517 International & Mexico Access Code: 159955

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, Brasil Plural, BTG Pactual, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, Interacciones, Itaú, JP Morgan, Morgan Stanley, Nau Securities, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

COST OF RISK: Annualized provisions for loan losses divided by average loan portfolio

Note:

•	Annualized figures consider (9M15/3)x4 cumulative results

•	Average figures are calculated using 4Q14 and 3Q15

3Q.15 | EARNINGS RELEASE | 29

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2015, Santander México had total assets of Ps.1,183 billion under Mexican Banking GAAP and more than 12 million customers. Headquartered in Mexico City, the Company operates 1,078 branches and 276 offices nationwide and has a total of 17,068 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTÍNEZ GAVICA		PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011. The exchange rate used to convert foreign currency transactions to pesos is Ps.16.9053

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Gerardo Freire Alvarado – Executive Director of Investor Relations

+ 52 (55) 5269-1827 / + 52 (55) 5269-1828

gfreire@santander.com.mx

Investor Relations Team

investor@santander.com.mx	www.santander.com.mx

3Q.15 | EARNINGS RELEASE | 30

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our annual report20F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

3Q.15 | EARNINGS RELEASE | 31

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

3Q.15 | EARNINGS RELEASE | 32

Grupo Financiero Santander México

Consolidated balance sheet

Millions of mexican pesos

			2015				2014
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets
Funds available	97,641	102,323	105,370	101,198	97,474	91,384	94,408
Margin accounts	2,608	3,181	2,844	2,855	3,203	3,392	2,894
Investment in securities	332,893	269,782	271,576	203,455	231,705	219,044	218,047
Trading securities	233,074	194,057	198,638	114,936	156,247	143,491	149,772
Securities available for sale	94,227	70,178	67,436	83,057	70,038	70,175	62,944
Securities held to maturity	5,592	5,547	5,502	5,462	5,420	5,378	5,331
Debtors under sale and repurchase agreements	9,755	19,303	7,331	5,186	10,689	10,471	8,413
Securities Lending	0	1	1	0	0	0	0
Derivatives	133,864	99,783	100,357	97,284	73,888	88,209	73,878
Trading purposes	116,898	90,763	89,721	92,544	72,891	87,566	73,422
Hedging purposes	16,966	9,020	10,636	4,740	997	643	456
Valuation adjustment for hedged financial assets	100	106	49	(44)	(65)	85	29
Performing loan portfolio
Commercial loans	311,781	291,182	277,921	274,438	256,496	261,976	236,610
Commercial or business activity	248,778	239,301	221,884	212,933	204,255	205,210	189,995
Financial entities loans	5,883	5,745	5,444	5,580	5,226	5,901	3,859
Government entities loans	57,120	46,136	50,593	55,925	47,015	50,865	42,756
Consumer loans	85,010	81,139	74,714	72,459	70,917	69,372	67,069
Mortgage loans	110,894	107,371	104,645	101,189	97,698	94,655	91,739
Total performing loan portfolio	507,685	479,692	457,280	448,086	425,111	426,003	395,418
Non-performing loan portfolio
Commercial loans	9,182	9,876	9,155	8,891	8,709	7,152	6,910
Commercial or business activity	9,179	9,872	9,152	8,889	8,709	7,152	6,909
Financial entities loans	0	0	0	0	0	0	1
Government entities loans	3	4	3	2	0	0	0
Consumer loans	3,263	3,211	2,799	3,165	2,755	2,933	2,895
Mortgage loans	5,907	5,721	5,504	5,399	4,900	4,587	4,126
Total non-performing portfolio	18,352	18,808	17,458	17,455	16,364	14,672	13,931
Total loan portfolio	526,037	498,500	474,738	465,541	441,475	440,675	409,349
Allowance for loan losses	(19,415)	(18,643)	(17,382)	(16,951)	(16,631)	(16,397)	(16,081)
Loan portfolio (net)	506,622	479,857	457,356	448,590	424,844	424,278	393,268
Accrued income receivable from securitization transactions	76	97	128	127	127	128	127
Other receivables (net)	71,361	62,629	93,035	51,358	62,458	55,768	51,343
Foreclosed assets (net)	536	387	383	358	328	357	344
Property, furniture and fixtures (net)	5,416	5,279	5,378	5,268	4,699	4,664	4,704
Long-term investment in shares	155	139	172	153	135	112	162
Deferred taxes and deferred profit sharing (net)	16,598	16,857	16,737	16,819	17,985	17,953	18,067
Deferred charges, advance payments and intangibles	5,058	5,057	5,180	4,579	3,850	3,971	4,085
Other	199	191	200	198	203	200	206
Total assets	1,182,882	1,064,972	1,066,097	937,384	931,523	920,016	869,975

3Q.15 | EARNINGS RELEASE | 33

Grupo Financiero Santander México

Consolidated balance sheet

Millions of mexican pesos

			2015				2014
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Liabilities
Deposits	527,103	514,371	489,572	486,652	464,071	447,680	423,375
Demand deposits	325,928	311,891	292,441	294,085	285,861	259,046	255,062
Time deposits – general public	123,315	119,154	122,408	133,706	113,322	120,592	122,896
Time deposits – money market	43,470	51,160	44,281	31,833	38,960	45,470	23,123
Credit instruments issued	34,390	32,166	30,442	27,028	25,928	22,572	22,294
Bank and other loans	59,687	55,411	72,918	54,945	47,472	42,492	42,854
Demand loans	11,046	13,521	23,625	3,065	5,453	9,000	7,014
Short-term loans	24,346	17,540	25,157	27,470	20,561	18,396	17,537
Long-term loans	24,295	24,350	24,136	24,410	21,458	15,096	18,303
Creditors under sale and repurchase agreements	187,015	156,999	148,043	104,102	118,054	127,905	114,581
Securities Lending	0	1	1	0	0	0	0
Collateral sold or pledged as guarantee	34,180	27,403	28,835	14,077	14,968	9,654	17,956
Securities loans	34,180	27,403	28,835	14,077	14,968	9,654	17,956
Derivatives	132,171	101,019	96,722	99,168	76,404	90,416	74,146
Trading purposes	123,129	95,125	91,732	94,779	74,654	86,500	71,705
Hedging purposes	9,042	5,894	4,990	4,389	1,750	3,916	2,441
Other payables	107,750	79,689	100,493	53,112	87,405	82,067	81,068
Income taxes payable	532	4	2	10	11	13	7
Employee profit sharing payable	177	121	269	221	171	130	277
Creditors from settlement of transactions	71,909	49,529	66,988	24,516	52,452	45,139	55,583
Payable for cash collateral received	14,420	8,290	10,472	6,033	3,745	3,941	4,370
Sundry creditors and other payables	20,712	21,745	22,762	22,332	31,026	32,844	20,831
Subordinated credit notes	22,000	20,706	19,849	19,446	17,456	17,192	17,043
Deferred revenues and other advances	387	502	661	498	589	698	846
Total liabilities	1,070,293	956,101	957,094	832,000	826,419	818,104	771,869
Paid-in capital	48,172	48,170	48,148	48,140	48,170	48,170	48,165
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	11,815	11,813	11,791	11,783	11,813	11,813	11,808
Other capital	64,417	60,701	60,855	57,244	56,934	53,742	49,941
Capital reserves	1,944	1,944	1,944	1,944	1,944	1,944	1,851
Retained earnings	52,050	52,043	55,574	41,553	45,005	44,990	45,140
Result from valuation of available for sale securities, net	(574)	(563)	(543)	(543)	(225)	203	(422)
Result from valuation of cash flow hedge instruments, net	1,070	814	656	266	10	-350	104
Net income	9,917	6,453	3,215	14,014	10,190	6,946	3,259
Non-controlling interest	10	10	9	10	10	9	9
Total stockholders´ equity	112,589	108,871	109,003	105,384	105,104	101,912	98,106
Total liabilities and stockholders´ equity	1,182,882	1,064,972	1,066,097	937,384	931,523	920,016	869,975

3Q.15 | EARNINGS RELEASE | 34

Grupo Financiero Santander México

Consolidated balance sheet

Millions of mexican pesos

			2015				2014
	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts
For third parties
Current client account
Client Banks	121	145	60	90	66	88	86
Liquidation of client transactions	(671)	62	(278)	235	(109)	(21)	(323)
Dividends on behalf of clients	1	1	1	1	1	1	0
Custody services
Assets under custody	144,951	141,396	158,785	128,035	172,370	262,330	288,930
Transactions on behalf of third parties
Sale and repurchase agreements	19,814	29,044	34,440	19,274	40,202	32,870	57,553
Security loans on behalf of clients	665	1,196	1,110	994	905	918	829
Collaterals received as guarantee on behalf of clients	296,958	281,112	279,132	267,097	245,112	235,791	240,524
Acquisition of derivatives	214,947	208,131	202,608	218,711	200,734	226,708	237,635
Sale of derivatives	170,745	206,769	227,950	244,042	268,444	288,587	325,240
Total on behalf of third parties	847,531	867,856	903,808	878,479	927,725	1,047,272	1,150,474
Proprietary record accounts
Contingent assets and liabilities	456	535	433	492	2,047	326	448
Credit commitments
Trusts	140,977	140,498	135,613	135,497	133,983	135,503	132,085
Mandates	251	252	252	247	290	277	265
Assets in custody or under administration	3,367,587	3,362,950	3,359,287	3,193,157	3,406,089	3,298,168	3,757,406
Credit commitments	147,215	137,307	144,283	132,353	159,145	153,560	158,421
Collateral received	90,808	65,160	55,814	51,680	98,230	56,094	93,842
Collateral received and sold or pledged as guarantee	37,592	12,166	11,853	26,794	70,679	33,660	66,869
Uncollected interest earned on past due loan portfolio	2,916	2,172	2,675	1,427	1,708	1,704	2,078
Other record accounts	855,665	775,735	703,793	690,975	612,167	606,796	560,285
Total proprietary record accounts	4,643,467	4,496,775	4,414,003	4,232,622	4,484,338	4,286,088	4,771,699
Total memorandum accounts	5,490,998	5,364,631	5,317,811	5,111,101	5,412,063	5,333,360	5,922,173

3Q.15 | EARNINGS RELEASE | 35

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA		PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.15 | EARNINGS RELEASE | 36

Grupo Financiero Santander México

Consolidated statement of income

Millions of mexican pesos

				2015					2014
	9M	3Q	2Q	1Q	9M	4Q	3Q	2Q	1Q
Interest income	46,477	15,996	15,660	14,821	42,814	15,043	14,527	14,543	13,744
Interest expense	(15,276)	(5,186)	(5,194)	(4,896)	(15,035)	(5,244)	(5,003)	(5,281)	(4,751)
Net interest income	31,201	10,810	10,466	9,925	27,779	9,799	9,524	9,262	8,993
Provisions for loan losses	(12,820)	(4,594)	(4,543)	(3,683)	(10,955)	(3,334)	(3,814)	(3,672)	(3,469)
Net interest income after provisions for loan losses	18,381	6,216	5,923	6,242	16,824	6,465	5,710	5,590	5,524
Commission and fee income	13,643	4,673	4,771	4,199	12,508	4,350	4,222	4,225	4,061
Commission and fee expense	(2,648)	(987)	(760)	(901)	(2,455)	(986)	(883)	(934)	(638)
Net gain (loss) on financial assets and liabilities	1,918	583	540	795	2,562	395	651	1,358	553
Other operating income	673	325	109	239	902	533	240	302	360
Administrative and promotional expenses	(19,206)	(6,426)	(6,391)	(6,389)	(17,761)	(6,059)	(5,938)	(5,921)	(5,902)
Operating income	12,761	4,384	4,192	4,185	12,580	4,698	4,002	4,620	3,958
Equity in results of associated companies	53	15	19	19	57	21	24	16	17
Operating income before income taxes	12,814	4,399	4,211	4,204	12,637	4,719	4,026	4,636	3,975
Current income taxes	(2,751)	(703)	(1,061)	(987)	(2,204)	71	(624)	(818)	(762)
Deferred income taxes (net)	(145)	(232)	89	(2)	(242)	(966)	(158)	(130)	46

Income from continuing operations	9,918	3,464	3,239	3,215	10,191	3,824	3,244	3,688	3,259
Discontinued operations	0	0	0	0	0	0	0	0	0
Consolidated net income	9,918	3,464	3,239	3,215	10,191	3,824	3,244	3,688	3,259
Non-controlling interest	(1)	0	(1)	0	(1)	0	0	(1)	0
Net income	9,917	3,464	3,238	3,215	10,190	3,824	3,244	3,687	3,259

3Q.15 | EARNINGS RELEASE | 37

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA		PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.15 | EARNINGS RELEASE | 38

Grupo Financiero Santander México

Consolidated statements of changes in stockholders’ equity

From January 1st to September 30, 2015

Millions of mexican pesos

	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Net Income	Non-controlling interest	Total stockholders' equity
BALANCE AS OF DECEMBER 31, 2014	36,357	11,783	1,944	41,553	(543)	266	14,014	10	105,384
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				14,014			(14,014)		0
Dividends declared				(3,534)					(3,534)
TOTAL	0	0	0	10,480	0	0	(14,014)	0	(3,534)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(31)				(31)
Result from valuation of cash flow hedge instruments, net						804			804
Recognition of share-based payments		82							82
Shares held by treasury		(50)							(50)
Recoveries of allowance for loan losses previously applied to retained earnings				12					12
Share of comprehensive income of associated companies accounted by the equity method				5					5
Net income							9,917		9,917
TOTAL	0	32	0	17	(31)	804	9,917	0	10,739
BALANCE AS OF SEPTEMBER 30, 2015	36,357	11,815	1,944	52,050	(574)	1,070	9,917	10	112,589

3Q.15 | EARNINGS RELEASE | 39

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA		PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.15 | EARNINGS RELEASE | 40

Grupo Financiero Santander México
Consolidated statement of cash flows
From January 1st to September 30, 2015
Millions of mexican pesos

OPERATING ACTIVITIES
Net income		9,917
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(5,447)
Equity in income of associated companies	(53)
Depreciation of property, furniture and fixtures	663
Amortizations of intangible assets	772
Recognition of share-based payments	82
Current and deferred income taxes	2,896
Deferred employee profit sharing	1	(1,086)
		8,831
OPERATING ACTIVITIES
Margin accounts		247
Investment in securities		(132,018)
Debtors under sale and repurchase agreements		(4,569)
Derivatives-asset		(34,103)
Loan portfolio-net		(56,882)
Accrued income receivable from securitization transactions		52
Foreclosed assets		(178)
Other operating assets		(22,253)
Deposits		39,179
Bank and other loans		4,741
Creditors under sale and repurchase agreements		82,913
Collateral sold or pledged as guarantee		20,103
Derivatives-liability		36,720
Subordinated credit notes		111
Other operating liabilities		54,524
Payments of income taxes		(993)
Net cash provided by (used in) operating activities		(3,575)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		6
Payments for acquisition of property, furniture and fixtures		(814)
Cash dividends received		51
Payments for acquisition of intangible assets		(1,102)
Net cash provided by (used in) investing activities		(1,859)
FINANCING ACTIVITIES
Cash payment of dividends		(3,534)
Payments associated for purchase of treasury shares		(50)
Recovery of reserves previously applied to retained earnings		12
Net cash used in financing activities		(3,572)
Net increase in cash and cash equivalents		(9,006)
Adjustment to cash flows for changes in exchange rate		5,449
Funds available at the beginning of the year		101,198
Funds available at the end of the year		97,641

3Q.15 | EARNINGS RELEASE | 41

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA		PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

3Q.15 | EARNINGS RELEASE | 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

3Q.15 | EARNINGS RELEASE | 43

Significant accounting policies

The significant accounting policies applied by Santander Mexico are in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission (CNBV or the Commission) in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage House and Regulated Multiple Purpose Financing Entities (Provisions), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 (Basic scheme of the set of accounting criteria applicable to credit institutions) of the Commission, the accounting of the Financial Group shall be in conformity with Mexican Financial Reporting Standards (MFRS) as promulgated by the Mexican Board of Financial Reporting Standards (CINIF), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the institutions its rules carry out specialized operations.

New accounting principles

Modifications in accounting criteria issued by the Commission

On May 19, 2014 several amendments to the accounting criteria for credit institutions were published in the Federal Official Gazette. These modifications reflect the constant updating of the accounting criteria issued by the Commission, and are also intended to achieve consistency with international accounting regulations. On June 23, 2015 was published in the Federal Official Gazette the resolution extending the entry into force these criteria, establishing the date of effect on January 1, 2016.

The most important changes are described below:

a.                Accounting Criterion C-5, Consolidation of special-purpose entities, is eliminated.

b.                NIF C-21, Agreements with joint control, is added as part of the accounting criteria of the Commission due to the enactment of such standard by the CINIF.

c.                For the consolidated financial statements, it is established that those special-purpose entities (“SPE”) created before January 1, 2009 in which control was maintained, will not be required to apply the provisions contained in NIF B-8, Consolidated or combined financial, in relation to their consolidation.

d.                It is established that overdrafts on checking accounts of customers who do not have a credit line for such purposes, will be classified as overdue debts and at the same time as such classification an estimate must be established for the total amount of such overdraft at the time this occurs.

e.                It is established that if the balance of foreign currencies to be received offset with foreign currencies to be delivered should reach a negative balance, such item must be presented under the heading of “Other accounts payable”.

f.                 It is established that if any item of restricted funds available should reach a negative balance, such item must be presented under the heading “Other accounts payable”. Previously, restricted funds available were not considered for such presentation.

g.                Credit consolidation – The integration into a single loan, two or more loans from the same entity to the same borrower.

3Q.15 | EARNINGS RELEASE | 44

h.                The assumptions to consider that there is sustained payment of the credit are specified for credits with a single payment of principal at maturity:

i.                 It is clarified that the advance payments of restructured or renewed credits, different from those with a single payment of principal at maturity, regardless of whether the interest is paid periodically or at maturity, are not considered as sustained payments.

j.                 The extension of the credit term is incorporated as a restructuring operation.

k.                It is established that commissions and charges different from those collected for granting the credit will be recognized in results of the year on the date that they are accrued and, if part or all of the consideration received for the collection of the respective commission or tariff is received in advance of the accrual of the respective income, such advance must be recognized as a liability under the heading “Deferred credits and advance collections”.

l.                 It is established that the immediately due and payable notes referred to in Accounting Criterion B-1, Funds available, will be reported as overdue portfolio when they were not collected within the deadlines established.

m.              It is established that payments which were not fully settled under the terms originally agreed and present 90 or more days in arrears, of credits granted to individuals for remodeling or improvement of the home for nonprofit purposes which are backed by the savings of the borrower’s housing subaccount, will be considered as overdue portfolio.

n.                The transfer to overdue portfolio of the credits referred to in the preceding point will be subject to the exceptional term of 180 or more days in arrears as of the date on which:

i.                 The credit resources are applied to the purpose for which they were granted, or

ii.                The borrower begins a new employment relationship for which he has a new employer.

o.                It will be considered that credits different from those with a single payment of principal at maturity or different from those granted under a line of credit which are restructured or renewed, without at least 80% of the original term of the credit having elapsed, remain valid, only when:

i.                 The borrower has paid the total amount of the interest accrued at the date of the renewal or restructuring;

ii.                The borrower has paid the principal of the original amount of the credit which should have been paid at the date of the renewal or restructuring, and

iii.               There was no extension of any grace period which might have been established in the original conditions of the credit.

p.                Current credits with partial periodic payments of principal and interest which are restructured or renewed on more than one occasion, may remain in the current portfolio if, apart from having elements to justify the payment capacity of the debtor, the borrower also fulfills the conditions established in the preceding point.

q.                If different credits granted by the same institution to the same borrower are consolidated by means of restructuring or renewal, each of the consolidated credits must be analyzed as if they were restructured or renewed separately and, if as a result of such analysis it is concluded that one or more of such credits would have been transferred to overdue portfolio as a result of such restructuring or renewal, then the total balance of the consolidated credit must be transferred to overdue portfolio.

3Q.15 | EARNINGS RELEASE | 45

r.                 With regard to the issue of disclosures for the credit portfolio, new requirements are incorporated, as follows:

i.                 Composition of the restricted and unrestricted current and overdue portfolio for medium and residential portfolio, low-income housing and remodeling or improvement guaranteed by the housing subaccount.

ii.                Identification by type of credit by term for the medium and residential portfolio, low-income housing portfolio and remodeling or improvement guaranteed by the housing subaccount.

iii.               Total amount of home loans backed by the housing subaccount, itemized into current and overdue portfolio and specifying the percentage it represents of total home loans.

iv.               Total accrued amount of the restructuring or renewal by type of credit, differentiating those originated in the year by now including a detail of those consolidated credits which as a result of a restructuring or renewal were transferred to overdue portfolio, and for restructured credits to which the criteria for transfer to overdue portfolio were not applied.

s.                The treatment is added for securitization vehicles made and recognized prior to January 1, 2009, by establishing that it will not be necessary to reevaluate the transfer of financial assets recognized prior to such date. The principal effects that this exception might have on the financial statements must be disclosed, as well as the effects of the recognition of the adjustments for valuation of the benefits and of the asset or liability recognized for administration of transferred financial assets.

t.                 The definitions of “Agreement with joint control”, “Control”, “Joint control” are incorporated, and the definitions of “Associated party”, “Significant influence” and “Subsidiary” are modified in Accounting Criterion C-3, Related parties.

u.                Related parties now include individuals or business entities which directly or indirectly, through one or more intermediaries, exert significant influence over the entity, are significantly influenced by the entity, or agreements with common control in which it participates are under significant common influence of the entity.

v.                As an amendment to Accounting Criterion C-4, Information by segments, the purchase and sale of foreign currency is incorporated within the segment of treasury and investment banking operations.

Mexican Financial Reporting Standards

During 2014 the following Improvements to NIF 2015 NIFs were issued with effect as of January 1, 2015:

NIF B-8, Consolidated or Combined Financial Statements– Clarifies the criteria to be evaluated in order to identify an investment entity and indicates that given the nature of the primary activity of an investment entity, it may be difficult for such an entity to exercise control over the entities in which it has invested; therefore, an analysis should be carried out in order to conclude whether the entity exercises control over its investees.

NIF B-16, Financial Statements of Nonprofit Entities– NIF B-16 did not establish how to present other comprehensive income or loss (OCI) in the financial statements of nonprofit entities, for which reason the NIF includes guidance for such entities, but does not require that such amounts be presented separately from other revenues, costs and expenses in the statement of activities.

3Q.15 | EARNINGS RELEASE | 46

Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments– Clarifies and modifies the accounting treatment for liabilities arising from customer advances denominated in foreign currency. When an entity receives advance collections for sales or services denominated in foreign currency, the changes in exchange rates between the functional currency and the transaction currency do not affect the amount of the advance collection. Accordingly, the balance of the Customer advances liability should not be modified as a result of such changes in exchange rates.

NIF B-13, Events Subsequent to the Date of the Financial Statements and Bulletin C-9, Liabilities, Provisions, Contingent Assets and Liabilities and Commitments –NIF B-13 includes in a footnote the disclosures in the financial statements of an entity when the latter are not prepared on a going concern basis in accordance with NIF A-7, Presentation and Disclosure. Such requirement was included as part of the regulatory text in the disclosure standards section of NIF B-13, and as part of Bulletin C-9 to disclose the contingencies arising from the fact that the entity is not operating on a going concern basis. Consequently, Circular 57 Sufficient Disclosure is repealed as a result of the Commercial Bankruptcy Law.

NIF B-15, Conversion of Foreign Currencies – The definition of foreign operations was modified to clarify that it should not only be understood as a legal entity or as a cash generating unit whose operations are based on or carried out in an economic environment or currency different from those of the reporting entity, but also to include legal entities or cash generating units which, in relation to the reporting entity (parent or holding company), that operate using a currency different from that of the reporting entity, even though it operates in the same country.

Additionally were issued the following NIFs:

Effective as of January 1, 2016:

NIF D-3, Employee Benefits

Effective as of January 1, 2018:

NIF C-3, Accounts Receivable

NIF C-20, Financial Instruments Receivable

NIF C-9, Provisions, Contingencies and Commitments

NIF C-19, Financial Instruments Payable

3Q.15 | EARNINGS RELEASE | 47

Grupo Financiero Santander México
Earnings per ordinary share and earnings per diluted share
(Millions of Mexican pesos, except shares and earnings per share)

	SEPTEMBER 2015			SEPTEMBER 2014			SEPTEMBER 2013
		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	9,917	6,777,863,566	1.46	10,190	6,774,895,717	1.50	14,742	6,772,983,094	2.18

Treasury shares		8,531,347			11,499,196			13,412,605

Diluted earnings per share	9,917	6,786,394,913	1.46	10,190	6,786,394,913	1.50	14,742	6,786,395,699	2.17

Plus loss / less (profit):

Discontinued operations							25
Continued fully diluted earnings per share	9,917	6,786,394,913	1.46	10,190	6,786,394,913	1.50	14,767	6,786,395,699	2.18

Balance outstanding shares as of September 30, 2015	6,776,896,839

3Q.15 | EARNINGS RELEASE | 48

Grupo Financiero Santander México

Consolidated Balance Sheet by Segment

Millions of Mexican Pesos

	As of September 30, 2015			As of September 30, 2014
	Retail Banking	Wholesale Banking	Corporate Activities	Retail Banking	Wholesale Banking	Corporate Activities
Assets
Cash and due from banks	45,096	33,539	19,006	40,340	34,796	22,338
Margin Accounts	0	2,608	0	0	3,203	0
Investment in securities	0	232,741	100,152	0	155,916	75,789
Debtors under sale and repurchase agreements	0	9,755	0	0	10,689	0
Derivatives	0	116,898	16,966	0	72,891	997
Valuation adjustment for hedged financial assets	0	0	100	0	0	(65)
Total loan portfolio	411,832	114,172	33	344,551	96,761	163
Allowance for loan losses	(14,753)	(4,662)	0	(13,106)	(3,525)	0
Loan Portfolio (net)	397,079	109,510	33	331,445	93,236	163
Accrued income receivable from securitization transactions	0	0	76	0	0	127
Other receivables (net)	1,109	59,239	11,013	1,448	47,774	13,236
Foreclosed assets (net)	13	1	522	13	1	314
Properties, furniture and fixtures (net)	4,576	772	68	3,971	669	59
Long-term investments in shares	0	0	155	0	0	135
Deferred charges, advance payments, intangibles assets	0	0	16,598	0	0	17,985
Other assets	1,665	791	2,801	1,666	610	1,777
Total assets	449,538	565,854	167,490	378,883	419,785	132,855

Liabilities
Deposits	361,513	69,026	62,174	318,646	65,321	54,176
Credit instruments issued	0	11,545	22,845	0	5,461	20,467
Bank and other loans	23,923	0	35,764	20,138	244	27,090
Creditors under sale and repurchase agreements	10,549	176,466	0	17,782	100,272	0
Collateral sold or pledged as guarantee	0	34,180	0	0	14,968	0
Derivatives	0	123,129	9,042	0	74,654	1,750
Other payables	19,515	86,631	1,604	28,675	56,698	2,032
Subordinated debentures	0	0	22,000	0	0	17,456
Deferred revenues	387	0	0	589	0	0
Total liabilities	415,887	500,977	153,429	385,830	317,618	122,971
Total stockholders' equity	51,705	17,650	43,234	46,972	16,519	41,613
Total liabilities and stockholders' equity	467,592	518,627	196,663	432,802	334,137	164,584

3Q.15 | EARNINGS RELEASE | 49

Grupo Financiero Santander México

Income Statement by Segment

Millions of Mexican Pesos

	9M15			9M14
	Retail Banking	Global Wholesale Banking	Corporate Activities	Retail Banking	Global Wholesale Banking	Corporate Activities

Net interest income	27,394	2,876	931	24,685	2,749	345
Provisions for loan losses	(12,000)	(820)	0	(10,420)	(535)	0
Net interest income after provisions for loan losses	15,394	2,056	931	14,265	2,214	345
Commission and fee income (expense), net	9,480	1,513	2	8,911	1,198	(56)
Net gain (loss) on financial assets and liabilities	682	782	454	559	1,655	348
Other operating income (expense)	888	1	(216)	1,087	(4)	(181)
Administrative and promotional expenses	(16,958)	(1,995)	(253)	(15,768)	(1,836)	(157)
Operating income	9,486	2,357	918	9,054	3,227	299
Equity in results of associated companies	0	0	53	0	0	57
Operating income before income taxes	9,486	2,357	971	9,054	3,227	356

Segment information has been prepared according to the classifications used in Grupo Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

3Q.15 | EARNINGS RELEASE | 50

Annex 1
Loan Portfolio Rating

Grupo Financiero Santander México
As of September 30, 2015
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	435,577	1,620	629	230	2,479
Risk "A-1"	359,724	1,098	165	145	1,408
Risk "A-2"	75,853	522	464	85	1,071
Risk "B"	86,576	599	3,046	192	3,837
Risk "B-1"	25,205	124	884	56	1,064
Risk "B-2"	36,005	133	1,235	94	1,462
Risk "B-3"	25,366	342	927	42	1,311
Risk "C"	21,193	417	1,505	277	2,199
Risk "C-1"	11,604	206	504	111	821
Risk "C-2"	9,589	211	1,001	166	1,378
Risk "D"	14,065	1,497	2,553	926	4,976
Risk "E"	8,644	4,254	1,246	334	5,834
Total rated portfolio	566,055	8,387	8,979	1,959	19,325

Provisions created					19,325
Complementary provisions					90
Total					19,415

Notes:
1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of September 30, 2015.
2.

Loan Portfolio and the methodology are graded according the rules issued by CNBV.

From August 2009, the Bank implemented the rules for grading revolving consumer credit card loans.

From March 2011, the Bank implemented the rules for grading non-revolving consumer and mortgage loans.

From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.

From June 2013, the bank implemented new rules for grading commercial loans.

From June 2014, the bank implemented new rules for grading financial institutions loans.

3.	Allowance created in excess are explained by the following: The Bank maintains an additional allowance to the ones necessary pursuant to the loan portfolio grading process authorized by the Commission, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the Commission in Official Letter No. 601DGSIF"C"-38625, for an amount of Ps.2.1 million, as well as to cover the cost of Governmental Programs.

3Q.15 | EARNINGS RELEASE | 51

Annex 2
Financial Ratios

Banco Santander (México)
Percentages	3Q15	2Q15	3Q14	2015	2014

Past Due Loans Ratio	3.5	3.8	3.7	3.5	3.7

Past Due Loans Coverage	105.8	99.1	101.6	105.8	101.6

Operative Efficiency	2.3	2.4	2.6	2.3	2.6

ROE	12.5	11.9	12.5	11.9	13.1

ROA	1.2	1.2	1.4	1.2	1.5

Capitalization Ratio
Credit Risk	23.2	23.6	24.6	23.2	24.6
Credit, Market and operations risk	15.4	15.9	16.8	15.4	16.8

Liquidity	117.6	106.9	103.8	117.6	103.8

NIM (Net Interest Margin)	2.5	2.6	2.8	2.4	2.7

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

3Q.15 | EARNINGS RELEASE | 52

Grupo Financiero Santander México
Notes to financial statements as of September 30, 2015
(Millions of pesos, except for number of shares)

1. Investment in securities
Financial instruments are constituted as follows:
Accounting Value
Trading securities:
Bank securities	8,008
Government securities	221,693
Private securities	1,069
Shares	2,304
233,074

Securities available for sale:
Government securities	88,880
Private securities	5,319
Shares	28
94,227

Securities held until maturity:
Government securities (special cetes)	5,592
5,592

Total	332,893

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	6,444
Government securities	3,311
Total	9,755

Credit balances
Bank securities	3,687
Government securities	179,618
Private securities	3,710
Total	187,015
(177,260)

3Q.15 | EARNINGS RELEASE | 53

3. Investment in securities different to government securities

At September 30, 2015 the investments in debt securities with the same issuer, are less than 5% of Total Capital of Santander México.

4. Derivatives

The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of September 30, 2015, are as follows:

Trading
Swaps
Interest rate	4,037,365
Cross currency	744,255

Futures	Buy	Sell

Interest rate	956	120,459
Foreign currency	5,004	0
Index	5,948	3,092

Forward contracts
Interest rate	0	3,500
Foreign currency	225,522	8,566
Equity	4,136	8,284

Options	Long	Short

Interest rate	107,979	153,587
Foreign currency	21,661	26,980
Index	110,810	110,195
Equity	0	400

Total trading derivatives	5,263,636	435,063

Hedging
Cash flow
Interest rate swaps	2,050
Cross currency swaps	41,517
Foreign Exchange Forwards	53,880

Fair value
Interest rate swaps	4,432
Cross currency swaps	6,294

Total hedging derivatives	108,173

Total financial instruments	5,371,809	435,063

3Q.15 | EARNINGS RELEASE | 54

5. Performing loan portfolio

The loan portfolio, by type of loan and currency, as of September  30, 2015, is constituted as follows:

		Amount
	Pesos	USA Dlls	UDIS	Total

Commercial or business activity	186,853	61,924	1	248,778
Financial entities	5,771	112	0	5,883
Government entities	40,162	16,958	0	57,120
Commercial loans	232,786	78,994	1	311,781
Consumer loans	85,010	0	0	85,010
Mortgage loans	106,120	929	3,845	110,894
Total performing loan portfolio	423,916	79,923	3,846	507,685

6. Non-performing loan portfolio

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	8,098	1,081	0	9,179
Government entities	3	0	0	3
Commercial loans	8,101	1,081	0	9,182
Consumer loans	3,263	0	0	3,263
Mortgage loans	4,315	62	1,530	5,907
Total non-performing loan portfolio	15,679	1,143	1,530	18,352

The analysis of movements in non-performing loans from January 1 to September 30, is as follows:

Balance as of January 1st, 2015				17,455

Plus: Transfer from performing loan portfolio to non-performing loan portfolio				20,294
Loan acquisition				222

Collections:
Cash			(3,639)
Transfer to performing loan portfolio			(4,995)
Proceeds from foreclosure proceedings			(483)	(9,117)

Restructured loans				0

Write-offs				(10,502)

Balance as of September 30, 2015				18,352

3Q.15 | EARNINGS RELEASE | 55

7. Allowance for loan losses

The movement in the allowance for loan losses, from January 1st. to September 30, 2015, is as follows:

Balance as of January 1, 2015	16,951

Allowance for loan losses	12,820
Recoveries credited in results from retained earnings	(12)
Write-offs	(10,502)
Foreign exchange result	158
Balance as of September 30, 2015	19,415

The table below presents a summary of write-offs by type of product as of September 30, 2015:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	783	23	806	25%
Mortgage loans	85	48	133	4%
Credit card loans	1,374	25	1,399	43%
Consumer loans	929	17	946	29%
Total	3,171	113	3,284	100%

Second quarter
Commercial loans	985	48	1,033	30%
Mortgage loans	147	54	201	6%
Credit card loans	1,347	30	1,377	40%
Consumer loans	862	11	873	25%
Total	3,341	143	3,484	100%

Third quarter
Commercial loans	855	170	1,025	27%
Mortgage loans	124	57	181	5%
Credit card loans	1,434	28	1,462	39%
Consumer loans	1,052	14	1,066	29%
Total	3,465	269	3,734	100%

Accumulated 2015
Commercial loans	2,623	241	2,864	27%
Mortgage loans	356	159	515	5%
Credit card loans	4,155	83	4,238	40%
Consumer loans	2,843	42	2,885	27%
Total	9,977	525	10,502	100%

Commerce Fund
Pursuant to the CNBV's authorization in Official Bulletin No. 601-I-DGSIF "C" - 38625 issued on March, 2001; as of September 30, 2015, there are Ps. 7 million in allowances for loan losses from the commerce fund, which resulted from the restructuring process of Grupo Financiero Santander.

3Q.15 | EARNINGS RELEASE | 56

During the third quarter of 2015, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans write-offs	(3)
Remeasurement of Udis reserves and foreign exchange effect	0
(3)

As part of the CNBV’s authorization for these reserves, in case there are loan portfolio recoveries from previously written-off loans, these recoveries will be recorded in the consolidated statement of income. During the third quarter of 2015, charges due to income statement due to recoveries of previously written-off loans amounted Ps.12 million.

8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government.

At September 30, 2015, the Bank does not have any accounts receivable by Federal Government concerning the early termination of benefit programs granted to debtors of the Bank, under the June 1, 2015, received the amount set the fifth annuity amounting to Ps.110 million.

Early termination of the support programs for debtors

On July 15, 2010, an Agreement for the early termination of the support programs for bank debtors (the “Agreement”) was entered into. The credit institutions considered to early terminate the following programs, which were created between years 1995- 1998, derived from restructuring of loans, as follows:

1.    Support Program for Mortgages Debtors (Support Program);

2.    Support Program for the Construction of Housing, in the stage of individual loans (Support Program),  and

3.    Agreement on benefits for Mortgages Debtors (Discounts Program)

The credit institutions reached an agreement with the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)) and the CNBV. The banks were represented by the Mexican Bank’s Association (Asociación de Bancos de México, A.C. (ABM)) and it establishes that, for the correct application of the early termination agreement, the credit institutions are to be subject to the supervision and monitoring of the CNBV, and they shall comply with all the comments and corrections made by such CNBV and they shall deliver all the information requested by the CNBV for the fulfillment of the agreement.

Restructured loans or loans in UDIs granted under the Support Programs for debtors, loans in Mexican pesos; loans in Mexican pesos with right to receive the benefits of the Discounts Program and, loans that, as of December 31, 2010, were current, as well as past due loans that as of the aforementioned date, had been restructured, and those loans that, in order to continue in effect, received a write-off or discount, whatever the amount, were subject to the scheme of early termination, provided that evidence of payments was delivered.

Breakdown of special CETES, of which Ps.3,522 correspond to the early extinction of debtor support programs:

Amount
Government Securities
Special CETES of credit support programs for Mexican States and municipalities and additional benefits	2,443
Special CETES for housing loan debtor support programs	3,522
Total securities held to maturity (no reserve)	5,965
Minus-
Reserve for Special CETES	(373)

Total securities held to maturity, net	5,592

3Q.15 | EARNINGS RELEASE | 57

The remaining balance and expiration date of Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at September 30, 2015, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount

B4-170713	421-5	9,155,840	13-jul-17	93.35	855
B4-170720	424-6	86,723	20-jul-17	93.35	8
B4-220707	422-9	12,762,386	07-jul-22	93.35	1,191
B4-270701	423-2	15,292,752	01-jul-27	93.35	1,428
B4-220804	431-2	440,294	04-aug-22	85.47	38
BC-220804	431-2	71,442	04-aug-22	30.02	2

					3,522

10. Average interest rates paid on deposits

The average interest rates paid on deposits during  September  2015, is as follow:

	Pesos	USD

Average balance	252,851	37,411
Interest	808	10
Rate	1.2642%	0.1053%

11. Bank and other loans

As of September 30, 2015, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	Rate	Maturity

Loans in mexican pesos

Call money	8,486	2.92%	To 1 day
Local bank loans	5,500	3.45%	To 4 years
Public fiduciary funds	5,654	3.47%	From 1 day to 15 years
Development banking institutions	19,012	5.85%	From 1 day to 6 years
Total	38,652

Loans in foreign currency

Foreign bank loans	18,041	0.82%	From 1 days to 6 years
Call money	2,375	0.30%	To 1 day
Public fiduciary funds	365	1.16%	From 31 days to 5 years
Development banking institutions	191	5.36%	From 1 days to 5 months
Total	20,972

Total loans	59,624
Accrued interests	63

Total bank and other loans	59,687

3Q.15 | EARNINGS RELEASE | 58

12. Current and deferred taxes

Current and deferred taxes are composed as follows at September 30, 2015

Income taxes	(1,295)
Deferred taxes	(362)	(1)
Total Bank	(1,657)
Current and-deferred taxes from other subsidiaries	(1,239)
Total Financial Group	(2,896)

(1) Deferred taxes are composed as follows:

Global provision	(454)
Fixed assets and deferred charges	240
Net effect from financial instruments	(2,216)
Accrued liabilities	(175)
Others	2,295
Total Bank	(310)
Allowance for loan losses of subsidiaries, net	443
Others, subsidiaries	(3,029)
Deferred income tax (net), Financial Group	(2,896)

As of September 30, 2015, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,959
Other	6,639
Total deferred income tax (net)	16,598

Deferred taxes registered in balance sheet accounts	16,598
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of September 30, 2015, the deferred Employee profit sharing EPS is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,778
Fixed assets and deferred charges	725
Accrued liabilities	400
Capital losses carryforward	825
Commissions and interests early collected	126
Foreclosed assets	14
Labor provisions	47
Net effect from financial instruments	(654)
Deferred EPS asset:	3,262

Deferred EPS liability:

Advance prepayments	(78)
Others	48
Deferred EPS liability	(30)

Less - Reserve	(225)

Deferred EPS asset (net)	3,007

3Q.15 | EARNINGS RELEASE | 59

14. Capitalization Ratio
Banco Santander (México), S.A.

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	55,965
3	Other elements of other comprehensive income (and other reserves)	19,966
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	110,729
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	2,675
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	3
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	30
19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20 (conservative)	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	0
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions

3Q.15 | EARNINGS RELEASE | 60

24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	24,943
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	22,351
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	643
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	1,949
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	29,385
29	Level 1 Common Capital (CET1)	81,344
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0

3Q.15 | EARNINGS RELEASE | 61

42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	Level 1 capital (T1 = CET1 + AT1)	81,344
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	22,056
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	400
51	Level 2 capital before regulation adjustments	22,456
	Level 2 capital: regulation adjustments
52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	22,456
59	Total stock (TC = T1 + T2)	103,800
60	Assets weighted by total risk	672,566
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	12.09%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.09%
63	Total capital (as percentage of assets weighted by total risks)	15.43%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	5.09%
	National minimums (if other than those of Basel 3)

3Q.15 | EARNINGS RELEASE | 62

69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,907
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	0
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	0
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

Table I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.

3Q.15 | EARNINGS RELEASE | 63

7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of the investment in any share acquired by the Institution: pursuant with the provisions of the Law according to the provisions of fraction I item d) of Article 2 Bis 6 hereof; through indexes
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.

3Q.15 | EARNINGS RELEASE | 64

18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.

3Q.15 | EARNINGS RELEASE | 65

D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)

3Q.15 | EARNINGS RELEASE | 66

34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)

3Q.15 | EARNINGS RELEASE | 67

64	Report 7%
65	Report 2.5%
66	Does not apply. There is no requirement that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirement that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

3Q.15 | EARNINGS RELEASE | 68

Table II.1

Impact in net capital due to the procedure provided by Article 2 Bis 9 of CUB

Capital concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Fundamental Capital	81,344	12.09%	0	81,344	12.09%
Non-Fundamental Capital	0	0.00%	0	0	0.00%
Basic capital	81,344	12.09%	0	81,344	12.09%
Complementary capital	22,456	3.34%	0	22,456	3.34%
Net capital	103,800	15.43%	0	103,800	15.43%
Assets weighted subject to total risks (APSRT)	672,566	Not applicable	Not applicable	672,566	Not applicable
Capitalization index	15.43%	Not applicable	Not applicable	15.43%	Not applicable

	Table III.1
	Net Capital Ratio of the balance sheet

Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,165,921
BG1	Funds Available	97,593
BG2	Margin accounts	1,867
BG3	Investment in securities	334,341
BG4	Debtors under sale and repurchase agreements	10,982
BG5	Securities loans)	0
BG6	Derivatives	134,022
BG7	Valuation adjustment for hedged financial assets	100
BG8	Total loan portfolio	468,174
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	72,624
BG11	Foreclosed assets (net	240
BG12	Property, furniture and fixtures (net)	5,401
BG13	Long-term investment in shares	24,472
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	10,932
BG16	Other assets (net)	5,171
	Liabilities	1,054,968
BG17	Deposits	526,686
BG18	Bank and other loans	42,502
BG19	Creditors under sale and repurchase agreements	190,429
BG20	Securities loans	0
BG21	Collateral sold or pledged as guarantee	34,180
BG22	Derivatives	132,171
BG23	Valuation adjustment for hedged financial liabilities	0

3Q.15 | EARNINGS RELEASE | 69

BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	106,652
BG26	Subordinated debentures outstanding	22,000
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	347
	Shareholders' Equity	110,729
BG29	Paid-in capital	34,798
BG30	Other capital	75,931
	Memorandum accounts	4,331,335
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	16
BG33	Credit commitments	77,938
BG34	Assets in trust or mandate	135,724
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	3,279,390
BG37	Collateral received	92,513
BG38	Collateral received and sold or pledged as guarantee	39,773
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	2,324
BG41	Other accounts	703,656

3Q.15 | EARNINGS RELEASE | 70

Table III.2
Regulatory concepts considered in the calculation of Net Capital components

Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	1,735	BG16= 5,171 Minus: deferred charges and advance payments 643; advance payments that are computed as risk assets 39; intangible assets 2,675; other assets are computed as risk assets 78
2	Other Intangibles	9	2,675	BG16= 5,171 Minus: deferred charges and advance payments 643; advance payments that are computed as risk assets 39; intangible assets 1,735; other assets that are computed as risk assets 78
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitization transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0

3Q.15 | EARNINGS RELEASE | 71

6	Investment in shares of the institution	16	3	BG3= 334,341 Minus: Reciprocal investments in common capital of financial entities 30; Investments in securities computed as risk assets 334,309
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	30	BG3 = 334,341 Minus: Investment in own-equity securities 3; Investments in securities computed as risk assets 334,309
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred profit tax (credited) from temporary differences	21	0	BG15 = 10,932 Minus: Amount computed as risk asset 10,932
13	Reserves acknowledged as complementary capital	50	400	BG 8= Total loan portfolio 468,174
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 24,472 Minus: Investments in subsidiaries 22,351: Investments in clearing houses 1,949 Investments in associated companies 148; Other investments that are computed as risk assets 24

3Q.15 | EARNINGS RELEASE | 72

16	Investments in related companies	26 - E	22,351	BG13= 24,472 Minus: Investments in clearing houses 1,949; Investments in associated companies 148; Other investments that are computed as risk assets 24
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0
20	Deferred charges and installments	26 - J	643	BG16= 5,171 Minus: Goodwill 1,735 advance payments that are computed as risk assets 39; intangibles assets 2,675; other assets that are computed as risk assets 78
21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	1,949	BG13= 24,472 Minus: Investments in subsidiaries 22,351; Investments in associated companies 148; other investments that are computed as risk assets 24
	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8
25	Deferred profit taxes (debited) related to other intangibles	9
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15

3Q.15 | EARNINGS RELEASE | 73

28	Deferred profit taxes (debited) related to others other than the foregoing	21
29	Subordinated obligations amount that meets with Exhibit 1-R	31
30	Subordinated obligations subject to transitory computed as Non-Fundamental Capital	33
31	Subordinated obligations amount that meets with Exhibit 1-S	46
32	Subordinated obligations subject to transitory that compute as complementary capital	46
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Result of previous years	2	55,965	BG30= 75,931 Minus: other items of earned capital 19,966
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3
37	Other elements of the capital earned other than the foregoing	3	19,966	BG30= 75,931 Minus: Retained earnings 55,965
38	Paid-in capital that meets with Exhibit 1-R	31
39	Paid-in capital that meets with Exhibit 1-S	46	22,056	BG26= 22,000 Plus: Other expenses amortization for bond issue 56
40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11
41	Accrued effect due to conversion	3, 26 - A
42	Result for ownership of non-monetary assets	3, 26 - A
	Accounts in order
43	Positions in First Losses Schemes	26 - K
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets for the purchase of securitization positions (Originating Institutions)	26 - C

3Q.15 | EARNINGS RELEASE | 74

46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Adjustment for capital acknowledgment	26 - O, 41, 56	0

Table III.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"

Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

3Q.15 | EARNINGS RELEASE | 75

17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.

3Q.15 | EARNINGS RELEASE | 76

45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
48	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in C5 of the form included in section II hereof.

Table IV.1
Positions exposed to market risks per risk factor

Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	101,039	8,083
Transactions with debt instruments in national currency with surtax and reviewable rate	14,250	1,140
Transactions in national currency with real rate or denominated in UDIs	7,259	581
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	11,216	897
Positions in UDIs or with yield referred to INPC	46	4
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	100	8
Transactions in foreign currency with nominal rate	20,018	1,601
Positions in foreign currency or with yield indexed to the exchange rate	9,123	730
Positions in shares or with yield indexed to the price of one share or set of shares	646	52

Table IV.2
Assets weighted subject to credit risk by risk group
Concept	Assets weighted by risk	Capital Requirement
Group I (weighted to 0%)	0	0
Group I (weighted to 10%)	0	0
Group I (weighted to 20%)	0	0
Group II (weighted to 0%)	0	0
Group II (weighted to 10%)	0	0
Group II (weighted to 20%)	0	0
Group II (weighted to 50%)	9,852	788
Group II (weighted to 100%)	0	0
Group II (weighted to 120%)	0	0
Group II (weighted to 150%)	0	0
Group III (weighted to 2.5%)	0	0

3Q.15 | EARNINGS RELEASE | 77

Group III (weighted to 10%)	226	18
Group III (weighted to 11.5%)	6	0
Group III (weighted to 20%)	18,182	1,455
Group III (weighted to 23%)	1,377	110
Group III (weighted to 50%)	48	4
Group III (weighted to 57.5%)	920	74
Group III (weighted to 100%)	0	0
Group III (weighted to 115%)	0	0
Group III (weighted to 120%)	0	0
Group III (weighted to 138%)	0	0
Group III (weighted to 150%)	0	0
Group III (weighted to 172.5%)	0	0
Group IV (weighted to 0%)	0	0
Group IV (weighted to 20%)	9,713	777
Group V (weighted to 10%)	0	0
Group V (weighted to 20%)	2,207	177
Group V (weighted to 50%)	0	0
Group V (weighted to 115%)	0	0
Group V (weighted to 150%)	3,618	289
Group VI (weighted to 20%)	0	0
Group VI (weighted to 50%)	18,251	1,460
Group VI (weighted to 75%)	7,460	597
Group VI (weighted to 100%)	47,152	3,772
Group VI (weighted to 120%)	0	0
Group VI (weighted to 150%)	0	0
Group VI (weighted to 172.5%)	0	0
Group VII-A (weighted to 10%)	0	0
Group VII-A (weighted to 11.5%)	0	0
Group VII-A (weighted to 20%)	25,733	2,059
Group VII-A (weighted to 23%)	183	15
Group VII-A (weighted to 50%)	17,111	1,369
Group VII-A (weighted to 57.5%)	17,271	1,382
Group VII-A (weighted to 100%)	144,424	11,554
Group VII-A (weighted to 115%)	1,633	131
Group VII-A (weighted to 120%)	7	1
Group VII-A (weighted to 138%)	0	0
Group VII-A (weighted to 150%)	0	0
Group VII-A (weighted to 172.5%)	0	0
Group VII-B (weighted to 0%)	0	0
Group VII-B (weighted to 20%)	0	0
Group VII-B (weighted to 23%)	0	0
Group VII-B weighted to 50%)	0	0
Group VII-B weighted to 57.5%)	0	0

3Q.15 | EARNINGS RELEASE | 78

Group VII-B (weighted to 100%)	16,799	1,344
Group VII-B (weighted to 115%)	0	0
Group VII-B (weighted to 120%)	0	0
Group VII-B (weighted to 138%)	0	0
Group VII-B (weighted to 150%)	0	0
Group VII-B (weighted to 172.5%)	0	0
Group VIII (weighted to 125%)	7,372	590
Group IX (weighted to 100%)	63,204	5,056
Group IX (weighted to 115%)	0	0
Group X (weighted to 1250%)	300	24
Other Assets (weighted to 0%)	0	0
Other Assets (weighted to 100%)	33,991	2,719
Securitization with Risk Degree 1 (weighted at 20%)	0	0
Securitization with Risk Degree 2 (weighted at 50%)	0	0
Securitization with Risk Degree 3 (weighted at 100%)	0	0
Securitization with Risk Degree 4 (weighted to 350%)	0	0
Securitization with Risk Degree 4, 5, 6 or Non-qualified (weighted to 1250%)	0	0
Re-securitization with Risk Degree 1 (weighted at 40%)	0	0
Re-securitization with Risk Degree 1 (weighted at 100%)	0	0
Re-securitization with Risk Degree 1 (weighted at 225%)	0	0
Re-securitization with Risk Degree 1 (weighted at 650%)	0	0
Re-securitization with Risk Degree 5, 6 or Not qualified (weighted at 1250%)	0	0

Table IV.3
Assets weighted subject to operational risk
Assets weighted by risk	Capital Requirement
61,825	4,946

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
40,202	32,973

Table V.1
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A.
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating

3Q.15 | EARNINGS RELEASE | 79

7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A.
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A.
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A.
16	Subsequent early payment dates	N.A.
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.1.2
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital

3Q.15 | EARNINGS RELEASE | 80

6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table V.1.3
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	Reg S: USP1507SAD91 / 144A: US05969BAB99
3	Legal frame	New York Law, in case that a "TRIGGER EVENT" takes to a "WRITE DOWN" or "Mexican Regulatory Event" which involves a suspension period and occurs based in mexican regulatory determination according to the Mexican law. The ranking and Subordinated Notes would be determined according to the Mexican law

3Q.15 | EARNINGS RELEASE | 81

Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Complementary
6	Instrument level	Credit Institution without consolidating
7	Instrument type	5.95% Tier 2 Subordinated Capital Notes due 2024
8	Amount acknowledge of regulatory capital	$22,055,986,731.99
9	Instrument's par value	$21,976,890,000.00
9A	Instrument's currency	USD
10	Accounting qualification	Subordinated credit notes
11	Date of issuance	27/12/2013
12	Instrument´s term	Maturity
13	Date of expiration	30/01/2024
14	Early payment clause	Yes ("Optional Redemption")
15	First date of early payment	30/01/2019 (only date of call)
15A	Regulatory or fiscal events	Yes ("Withholding Tax Redemption" y "Special Event Redemption" which includes: "Capital Event" y "Tax Event")
15B	Liquidation price of the early payment clause	accrued and unpaid interest
16	Subsequent early payment dates	N/A (only on the first date of early payment).
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	5.95%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	No Convertible
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	Yes
31	Conditions for write-down	If a Trigger Event occurs the following write-downs shall be will deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that our Tier 1 Capital 1

3Q.15 | EARNINGS RELEASE | 82

Ratio (“Fundamental Capital”), as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5% (four point five percent), (ii) both (A) the CNBV notifies us that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of our license has occurred resulting from (y) our non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) our non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) we have not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies us of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by us to avoid revocation of our license for our failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to us.
32	Degree of write-down	Partial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent prorata write down of any other

3Q.15 | EARNINGS RELEASE | 83

loss-absorbing instruments issued by us and then outstanding, to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks (currently 7% (seven percent)), or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss absorbing instruments issued by us and then outstanding, would be insufficient to return our Fundamenlta Capital to the levels of Fundamental Capital required under Section IX, b), 2 of Annex 1-S of the General
Rules Applicable to Mexican Banks (currently 7% (seven percent)), the amount necessary to reduce the Current Principal Amount of each outstanding Note to zero.
35	Subordination position in the event of liquidation	The Notes constitute subordinated indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.
36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital
Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7	Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.

3Q.15 | EARNINGS RELEASE | 84

8	Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Fundamental Capital or Non-Fundamental Capital; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.
9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes a early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19	Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.
20	issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)
21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.

3Q.15 | EARNINGS RELEASE | 85

33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of September 30, 2015, is provided:

- At September 30, 2015 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.36,009 representing the 45.73% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of credits that the Bank granted to its borrowers.

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. The Bank also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

The Bank may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Santander México. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)    In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

3Q.15 | EARNINGS RELEASE | 86

b)    Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)    Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)    Sound market practices.

e)    Strategies proposed in the banks internal committees.

f)     Compliance with the operation procedures of the institution.

19. Shareholding

Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%

20. Internal Control

The activities of Santander México are governed by a series of guidelines established by Banco Santander (España), the holding company of Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction of Technology, Operations and Quality

➢	Deputy General of Human Resources, Organization and Costs

➢	Deputy General Direction of Legal Affairs

➢	Counsel for Legal Affairs

➢	Executive Direction of Competitive Strategy

➢	Executive Direction of Financial Management

➢	Executive Direction of Investor Relations

➢	Executive Direction of Financial Strategy

▪	Vice-president of Commercial Banking:

3Q.15 | EARNINGS RELEASE | 87

➢	Deputy General Direction of Commercial Strategy

➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars

➢	Deputy General Direction of Payment Systems

➢	Deputy General Direction of Private Banking

➢	Executive Direction of Universities-Universia

➢	Executive Direction of Analysis and Commercial Planning

➢	Executive Director of Business Strategy Equity Products

➢	Executive Director of Digital Multi-channel Banking

▪	Deputy General Director of Risk

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Public Affairs and Marketing

▪	Executive Direction of Internal Audit

▪	Executive Direction of Advertising and Corporate Image

▪	Executive Direction Corporate of Recoveries and Assets Restructuring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Integral Risk management Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

3Q.15 | EARNINGS RELEASE | 88

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in México and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in México	9,917

Temporary differences in classification of hedging instruments	337	(a)

Income and expenses from the Headquarter	(723)	(b)

Other differences	990

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	10,521

(a) Certain derivative financial instruments are reclassified from hedging instruments to trading instruments since they hedge an intercompany item that is not valid for global consolidation purposes.
(b) Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.

22. Transactions with related parties

Receivable
Funds available	110
Derivatives (asset)	34,100
Performing loan portfolio	1,314
Other receivables, (net)	5,095

Payable
Demand deposits	1,010
Credit instruments issued	842
Creditors under sale and repurchase agreements	1,775
Derivatives (liability)	33,743
Other payables	3,534
Creditors from settlement of transactions	5,286
Subordinated debentures	17,594

Revenues
Interest	59

3Q.15 | EARNINGS RELEASE | 89

Commissions and fee income	4,141

Net gain (loss) on financial assets and liabilities	1,895

Expenses
Interest	761
Administrative expenses	332
Technical assistance	1,325
Commissions and fee expense	97
Other

23. Interests on loan portfolio

As of September 30, 2015, the consolidated statement of i includes in the item "Interest income" Ps.36,075 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R., Santander Hipotecario, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

24.	Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Grupo Financiero Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

3Q.15 | EARNINGS RELEASE | 90

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of third quarter of 2015 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of mexican pesos)%
Trading Desks	71,174.43	0.07%
Market Making	62,780.70	0.06%
Proprietary Trading	24,401.79	0.02%

Risk factor	71,174.43	0.07%
Interest rate	71,389.36	0.07%
Foreign exchange	6,463.92	0.01%
Equity	4,994.26	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the third quarter of 2015 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of mexican pesos)%
Trading Desks	69,996.60	0.07%
Market Making	58,239.70	0.06%
Proprietary Trading	26,315.46	0.03%

Risk factor	69,996.60	0.07%
Interest rate	71,770.70	0.07%
Foreign exchange	8,005.34	0.01%
Equity	5,174.43	0.01%
* % of VaR with respect to Net Capital

3Q.15 | EARNINGS RELEASE | 91

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

■	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

■	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Jul-15	Aug-15	Sep-15	Average	Jul-15	Aug-15	Sep-15	Average
Balance MXN GAP	63%	57%	52%	57%	54%	57%	60%	57%
Scenario	(100)bp	(100)bp	(100)bp	N/A	100bp	100bp	100bp	N/A
Balance USD GAP	21%	63%	45%	43%	87%	75%	67%	77%
Scenario	(100)bp	(100)bp	(100)bp	N/A	(100)bp	(100)bp	(100)bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the third quarter of 2015:

MM MXN	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100)bp	(779)	(270)	(509)	100bp	(3,416)	679	(4,095)
Balance USD GAP	(100)bp	(151)	(119)	(270)	(100)bp	(397)	833	(1,230)

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

3Q.15 | EARNINGS RELEASE | 92

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the third quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	101,169	10,522	124,065	(35,425)	3,283	38,470	19,536	(6,000)	(58,962)	5,681
Non Derivative	99,528	11,053	124,425	(35,748)	3,516	35,952	20,074	(5,193)	(61,280)	6,729
Derivatives	1,641	(531)	(361)	322	(233)	2,517	(538)	(807)	2,318	(1,047)

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises)

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.,)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

3Q.15 | EARNINGS RELEASE | 93

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.	The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.	Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

For the calculation of the “LGD” recovery and expenditure movements from the time of default (more than 90 days overdue) are used and these movements are deducted or added to the credit amount with which the recovery period began to do this, seven-year historical data is used.

The calculation of the “EAD” is only used for revolving products and seven-year historical data is also used. To estimate the “EAD” the twelve-month balances prior to default are taken and compared against the credit balance at the time of entering default.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

3Q.15 | EARNINGS RELEASE | 94

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the third quarter of 2015:

	Equivalent Net Credit Risk (millions of U.S. dollars)
Segment	jul-15	aug-15	sep-15	Average
Sovereign Risk, Development Banking and Financial Institutions	18,386.86	17,871.63	20,810.82	19,023.10
Corporates	1,221.30	1,248.48	1,187.76	1,219.18
Companies	169.91	177.54	162.58	170.01

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander as of the end of the third quarter of 2015, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit Risk (millions of U.S. dollars)
Type of Derivative	End of the third quarter of 2015
Interest Rate Derivatives	17,504
Exchange Rate Derivatives	22,273
Bonds Derivatives	4
Equity Derivatives	966
Total	40,747

The Expected Loss of Grupo Financiero Santander at the end of the third quarter of 2015, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the third quarter of 2015 are:

	Expected Loss (millions of U.S. dollars)
Segment	jul-15	aug-15	sep-15	Average
Sovereign Risk, Development Banking and Financial Institutions	4.57	4.50	4.23	4.44
Corporates	2.87	2.87	2.59	2.78
Companies	1.14	1.16	1.10	1.14

3Q.15 | EARNINGS RELEASE | 95

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the third quarter of 2015:

Cash collateral	69.02%
Collateral refer to bonds issued by the Mexican Federal Government	30.98%

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, Grupo Financiero Santander has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations

3Q.15 | EARNINGS RELEASE | 96

approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A. Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

3Q.15 | EARNINGS RELEASE | 97

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a.	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b.	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

3Q.15 | EARNINGS RELEASE | 98

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the third quarter of 2015, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of September 30, 2015)

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	3,500	(18)	(17)
Forwards	Foreign Currency	Trading	234,088	267	1,195
Forwards	Equity	Trading	9,700	70	105

Futures	Foreign Currency	Trading	47,823	33	142
Futures	Market Index	Trading	105,663	(153)	(64)
Futures	Interest Rate	Trading	63,164	(362)	(427)
Futures	Equity	Trading	0	0	0

Options	Equity	Trading	59	(243)	(461)
Options	Foreign Currency	Trading	48,641	176	201
Options	Market Index	Trading	219,077	83	1,031
Options	Interest Rate	Trading	261,566	(540)	(647)

Swaps	Cross Currency	Trading	746,593	(6,733)	(6,631)
Swaps	Interest Rate	Trading	4,037,365	1,189	1,211
Swaps	Equity	Trading	0	0	0

Forwards	Foreign Currency	Hedging	53,880	3,953	744

Swaps	Cross Currency	Hedging	47,811	4,024	2,426
Swaps	Interest Rate	Hedging	6,482	(53)	(44)

3Q.15 | EARNINGS RELEASE | 99

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the third quarter, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the third quarter of 2015, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	470	11
Equity Forward	9	4
OTC Equity	791	4
OTC Fx	1,921	129
Swaptions	5	0
Fx Forward	1,953	61
IRS	310	1,105
CCS	55	12

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the third quarter of 2015, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

3Q.15 | EARNINGS RELEASE | 100

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the third quarter of 2015:

Sensitivity Analysis
(Millions of mexican pesos)

Total rate sensitivity
	Mexican Pesos	Other Currencies
Sens. a 1 Bp	(3.92)	(0.40)

Vega Risk factor
	EQ	FX	IR
Total	2.85	0.29	(0.77)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	0.92	(0.27)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

3Q.15 | EARNINGS RELEASE | 101

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario, as of the end of the third quarter of 2015:

Summary of Stress Test
(Millions of mexican pesos)
Risk Profile	Stress all factors
Probable scenario	(19)
Remote scenario	(343)
Possible scenario	(284)

3Q.15 | EARNINGS RELEASE | 102

25. Disclosure of the Liquidity Coverage Ratio

During the third quarter of 2015 the weighted average CCL for Banco Santander México (“The Bank”) is 106.60%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

Table I.1
Liquidity Coverage Ratio Disclosure
(Figures in millions of MXN)		Amount unweighted (average)	Weighted Amount (average)

LIQUIDITY ASSETS
1	Total high-quality liquid assets	not applicable	130,784
CASH OUTFLOWS
2	Unsecured retail financing	160,157	11,864
3	Stable funding	83,037	4,152
4	Less stable funding	77,120	7,712
5	Unsecured wholesale funding	320,989	137,489
6	Operational deposits	167,454	39,650
7	Non-operational deposits	127,763	72,067
8	Unsecured debt	25,772	25,772
9	Secured wholesale funding	not applicable	432
10	Additional requirements:	66,701	41,544
11	Outflows related to derivatives exposures and other collateral requirements	38,749	38,749
12	Outflows related to loss of funding on debt products	-	-
13	Credit and liquidity facilities	27,953	2,795
14	Other contractual funding obligations	-	-
15	Other contingent funding obligations	106,918	8,441
16	TOTAL CASH OUT	not applicable	199,770
CASH INFLOWS
17	Cash inflows secured transactions	38,791	4,995
18	Cash inflows from operations unsecured	66,580	47,706
19	Other cash inflows	24,395	24,395
20	TOTAL CASH INFLOWS	129,765	77,096
TOTAL ADJUSTED VALUE
21	TOTAL OF ELIGIBLE LIQUID ASSETS	not applicable	130,784
22	TOTAL NET CASH OUT	not applicable	122,674
23	LIQUIDITY COVERAGE RATIO	not applicable	106.60%

The presented numbers are subject to review and therefore they might suffer changes.

3Q.15 | EARNINGS RELEASE | 103

Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	91 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the third quarter, increases in loans and liquid assets were funded by stable resources, reducing short term funding.

c)	Changes of major components within the quarter report.

•	During the third quarter, increases in loans and liquid assets were funded by stable resources, reducing short term funding

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.Quantitative	information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

3Q.15 | EARNINGS RELEASE | 104

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 2Q15, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

30/06/2015	Term	Amount
	(Millions of pesos)
Consolidated	90 days	Ps. 51,416
Local Currency	90 days	39,894
Foreign Currency	30 days	51,964

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of June 30, 2015. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
	(Millions of pesos)
Money Market	117,783	98,283	102	1	9	34	33	16	19,306
Loans	598,075	83,116	50,558	51,239	64,819	159,129	59,710	136,589	(7,083)
Trade Finance	—	—	—	—	—	—	—	—	—
Intragroup	63	—	—	—	—	—	—	—	63
Securities	292,717	263,045	1	1	1	5,940	—	—	23,729
Permanent	4,804	—	—	—	—	—	—	—	4,804
Other Balance Sheet Assets	59,040	—	—	—	—	—	—	—	59,040
Total Balance Sheet Assets	1,072,482	444,444	50,660	51,240	64,828	165,104	59,743	136,605	99,858
Money Market	(201,260)	(183,598)	(4,051)	(4,857)	(4,927)	(1,711)	(1,259)	-	(857)
Deposits	(440,079)	(143,394)	(49,738)	(84)	(11,726)	(235,136)	—	—	—
Trade Finance	(694)	—	—	—	—	—	—	—	(694)
Intragroup	—	—	—	—	—	—	—	—	—
Long-Term Funding	(141,227)	(18,825)	(7,193)	(3,042)	(22,236)	(36,657)	(27,186)	(26,087)	—
Equity	(95,588)	—	—	—	—	—	—	—	(95,588)
Other Balance Sheet Liabilities	(91,648)	—	—	—	—	—	—	—	(91,648)
Total Balance Sheet Liabilities	(970,496)	(345,817)	(60,982)	(7,983)	(38,890)	(273,504)	(28,446)	(26,087)	(188,787)
Total Balance Sheet Gap	101,986	98,627	(10,322)	43,257	25,938	(108,400)	31,297	110,518	(88,929)
Total Off-Balance Sheet Gap	(1,248)	(372)	(83)	970	(314)	(1,608)	1,092	(4,281)	3,348
Total Structural Gap		98,255	(10,405)	44,228	25,625	(110,009)	32,389	106,237	(85,581)
Accumulated Gap		98,255	87,850	132,078	157,703	47,694	80,083	186,320	100,738

3Q.15 | EARNINGS RELEASE | 105

II.Qualitative	information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

Item 2

0 M e xico Mexico City, October 29 th , 2015 3Q.15 I Earnings Presentation Grupo Financiero Santander México, S.A.B. de C.V.

1 Safe Harbor Statement Grupo Financiero Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; our focus on strategic businesses ; our compound annual growth rate ; our risk, efficiency and profitability targets ; financing plans ; competition ; impact of regulation ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowances for loans and other losses ; increased default by borrowers ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

2 Source: Company filings CNBV GAAP Notes: 1 ) Includes credit cards , payroll , personal and auto loans 2) Excluding the deposit insurance fee or IPAB, the growth in expenses woud have been 7.5% and the efficiency ratio 40.7% 3) Annualized opex (9M/3x4) divided by Annualized i ncome before opex and allowances (9M/3x4) 4) Annualized net income (9M/3x4) divided by average equity (4Q14;3Q15) Focus on efficiency and profitability ▪ Expenses annual growth +8.2% 2 ▪ Efficiency ratio 3 42.9% 2 ▪ ROAE 4 12.1% Total loans up 19%, above market levels ▪ Mortgages +14% ▪ SMEs +23% ▪ Middle - market +23% ▪ Consumer 1 +20% Ongoing prudent risk management ▪ NPL ratio 3.49% ▪ Cost of risk 3.45% Deposit growth of 12% ▪ Individual demand deposits +22% Santander México Reports Consistent Improvement in Business Trends Implementing operational transformation with stronger focus on innovation driving leadership positions in profitability and growth

GDP (% Growth)

4.0
1.4
2.0
1.6
2.2
2.6
2.1
2.6
2.2
2.4
2.6
2.4
2.7*
2.7
2.7
3.0*
2012
2013
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15E
3Q15E
4Q15E
2016E

Inflation (% Annual)

3.8
3.6
4.0
4.1
3.1*
2.9
3.4
2011
2012
2013
2014
2015E
2016E

Interest Rate (CETEs)

4.5
4.5
3.9
3.0
3.5*
3.25
4.0*
3.8
2011
2012
2013
2014
2015E
2016E

3

3 GDP (% Growth ) Interest Rate ( CETEs ) Inflation (% Annual) Source: GDP – INEGI CETE, Inflation , Exchange Rate – BANXICO Estimates – SANTANDER * Revised from previous quarter 2.6 2.4 2.2 2.62.6 2.2 1.6 2.0 1.4 4.0 2.7 2016E 4Q15E 3Q15E 2Q15E 1Q15 4Q14 3Q14 2Q14 1Q14 2013 2012 3.8 3.0 3.9 4.54.5 3.25 2015E 2016E 2014 2013 2012 2011 3.4 2.9 4.1 4.0 3.6 3.8 2015E 2011 2013 2016E 2012 2014 2.1 2.4 2.7* 3.1* 4.0* Mexican Fundamentals Remain Solid Despite Further Deceleration in GDP Expectations Impacted by Oil Prices and US Economy; Limited Visibility 2.7 3.0* 3.5*

System Loans and Deposits Continue Gradual Recovery Trend

Total Loans
YoY Growth
3,163
3,347
3,412
3,510
3,604
8.4%
10.4%
12.1%
13.0%
13.9%*
3Q14
4Q14
1Q15
2Q15
Aug'15

Total Deposits
YoY Growth
3,051
3,273
3,394
3,451
3,520
8.2%
10.5%
13.8%
13.3%
15.4%*
3Q14
4Q14
1Q15
2Q15
Aug'15

Consumer1 (YoY Growth)
6.6%
6.0%
5.9%
7.5%
8.5%*
3Q14
4Q14
1Q15
2Q15
Aug'15

4

Santander

4 Source: CNBV Banks as of August 2015 – Billions of Pesos Notes: 1) Includes credit cards, payroll, personal and auto loans * Compares August 15 vs 3Q14 System Loans and Deposits Continue Gradual Recovery Trend » System loan growth maintains positive trend » Strong growth across segments while credit cards remain weak Total Loans Total Deposits 3,520 3,451 3,394 3,273 3,051 Aug’15 15.4% * 2Q15 13.3% 1Q15 13.8% 4Q14 10.5% 3Q14 8.2% 3,604 3,510 3,412 3,347 3,163 13.0% 1Q15 12.1% 4Q14 10.4% 3Q14 8.4% Aug’15 13.9%* 2Q15 YoY Growth YoY Growth Consumer 1 ( YoY Growth ) Aug’15 8.5% * 2Q15 7.5% 1Q15 5.9% 4Q14 6.0% 3Q14 6.6%

Total Loans
+19%
441,475
465,542
474,738
498,500
526,037
+6%
3Q14
4Q14
1Q15
2Q15
3Q15
Gov&Fin Ent +21%
Corporates +17%
Retail +19%

3Q12
Consumer 8%
Middle-Market 23%
Credit Cards 10%
Mortgages 20%
Corporates 20%
SMEs 9%
Gov&FinEnt 10%

3Q15
Consumer 8%
Middle-Market 24%
Credit Cards 9%
Mortgages 22%
Corporates 13%
SMEs 12%
Gov&FinEnt 12%

Source: Company filings CNBV GAAP

5

5 Source: C ompany filings CNBV GAAP Total Loans +21% +17% +6% +19% 3Q15 2Q15 498,500 1Q15 474,738 4Q14 465,542 3Q14 441,475 526,037 Gov&Fin Ent Corporates 3 Q12 3 Q15 Santander Mexico’s Loan Book Up 19% YoY Driven by Solid Performance across All Segments Middle - Market 23% Corporates 20% Gov&FinEnt 10% SMEs 9% Mortgages 20% Credit Cards 10% Consumer 8% Retail +19% Middle - Market 24% Corporates 13% Gov&FinEnt 12% SMEs 12% Mortgages 22% Credit Cards 9% Consumer 8%

Individual Loans

3Q14 176,270 → +16% → 205,074 3Q15

Mortgages

+14%
102,598
106,588
110,149
113,092
116,801
+3%
3Q14
4Q14
1Q15
2Q15
3Q15

Credit Cards

+9%
41,630
42,104
42,038
43,768
45,515
+4%
3Q14
4Q14
1Q15
2Q15
3Q15

Consumer[1]

+33%
Personal
Payroll
32,042
33,520
35,475
40,582
42,758
+5%
3Q14
4Q14
1Q15
2Q15
3Q15

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

6

Santander

6 205,074 176,270 Source: Company filings CNBV GAAP Notes: 1) Includes personal, payroll and auto loans Consumer 1 Credit Cards Mortgages Individual Loans 45,515 43,768 42,03842,104 41,630 +4% +9% 3Q15 2Q15 1Q15 4Q14 3Q14 +3% 3Q15 2Q15 113,092 1Q15 110,149 4Q14 106,588 3Q14 102,598 +14% 116,801 3 Q14 3 Q15 +16% +33% +5% 3Q15 2Q15 40,582 1Q15 35,475 4Q14 33,520 3Q14 32,042 42,758 Payroll Personal » Effective promotions and reward programs showing results » 70bps YoY market share gain » Maintain leadership in origination » 2 nd largest market player » Improving customer onboarding processes Individual Loans Expanded 16% YoY with Strong Growth in Consumer Loans - Up 33% YoY » Strong organic growth supported by commercial activity » 150bps YoY market share gain YoY growth well above market rates across all individual products

Commercial Loans

3Q14 265,205 → **+21%** → 320,963 3Q15

SMEs

+23%
49,845
51,894
56,400
59,172
61,545
+4%
3Q14
4Q14
1Q15
2Q15
3Q15

Middle-Market

+23%
103,659
104,586
109,502
120,195
127,116
+6%
3Q14
4Q14
1Q15
2Q15
3Q15

Corporates

+17%
59,460
65,343
65,134
69,806
69,296
-1%
3Q14
4Q14
1Q15
2Q15
3Q15

Government & Fin Entities

+21%
52,241
61,507
56,040
51,885
63,006
+21%
3Q14
4Q14
1Q15
2Q15
3Q15

Source: Company filings CNBV GAAP

7

Santander

7 Commercial Portfolio Up 21% YoY with High Double Digit Growth in All Segments Source: C ompany filings CNBV GAAP SMEs Middle - Market Corporates +23% +6% 3Q15 2Q15 120,195 1Q15 109,502 4Q14 104,586 3Q14 103,659 127,116 61,545 59,172 56,400 51,894 49,845 +4% +23% 3Q15 2Q15 1Q15 4Q14 3Q14 69,29669,806 65,13465,343 59,460 +17% - 1% 3Q15 2Q15 1Q15 4Q14 3Q14 Commercial Loans 320,963 265,205 3 Q14 3 Q15 +21% Government & Fin Entities 63,006 51,885 56,040 61,507 52,241 +21% +21% 3Q15 2Q15 1Q15 4Q14 3Q14

Total Deposits
+12%
438,143
459,624
459,130
482,205
492,713
+2%
Term
35%
36%
36%
35%
34%
Demand
65%
64%
64%
65%
66%
3Q14
4Q14
1Q15
2Q15
3Q15

Demand
+14%
285,861
325,928
Individuals
+22%
Other
+12%
3Q14
3Q15

Term*
+10%
152,282
166,785
3Q14
3Q15

Source: Company filings CNBV GAAP
Notes: * Includes money market

8

Santander

8 Total Deposits Source: C ompany filings CNBV GAAP Notes: * Includes money market +14% 3Q15 325,928 3Q14 285,861 +10% 3Q15 166,785 3Q14 152,282 Demand Term * 492,713 +2% +12% Demand Term 3Q15 66% 34% 2Q15 482,205 65% 35% 1Q15 459,130 64% 36% 4Q14 459,624 64% 36% 3Q14 438,143 65% 35% » Focus on individuals, SMEs and mid - market continue to drive demand deposit growth – up 22%, 24% and 16%, respectively » Healthy mix supports cost of funding » Continue to drive growth of Select and Payroll client base » New branches contribute to deposit growth Continued Deposit Growth and Healthy Mix Supports Stable Cost of Funding... +22% Individuals Other +12%

…Underscored by Sound Liquidity Profile and Strong Capital Position

Net Loans to Deposits[1]

97.0%
97.6%
99.6%
99.5%
102.8%
3Q14
4Q14
1Q15
2Q15
3Q15

Debt Maturity

61
4,553
4,763
5,479
1,700
16,905
21,977
2015
2016
2017
2018
2021
2022
2024

CET1 and Capitalization

16.8%
16.2%
16.6%
15.9%
15.4%
Tier 2
13.7
12.9
13.2
12.5
12.1
CET1
3Q14
4Q14
1Q15
2Q15
3Q15

Source: Company filings CNBV GAAP

9

Santander

9 Debt Maturity Source: Company filings CNBV GAAP Notes : 1 ) Loans net of allowances divided by total deposits (Demand + Term ) * LCR = Liquidity Coverage Ratio 3Q15 102.8% 2Q15 99.5% 1Q15 99.6% 4Q14 97.6% 3Q14 97.0% …Underscored by Sound Liquidity Profile and Strong Capital Position » Healthy debt maturity profile » Well positioned for future interest rate increase » Strong capitalization » LCR* = 106.60%, well above 60% Banxico regulatory requirements CET1 and Capitalization 13.7 12.9 13.2 12.5 12.1 CET1 Tier 2 3Q15 2Q15 15.9% 1Q15 16.6% 4Q14 16.2% 3Q14 16.8% 15.4% Debt Maturity Net Loans to Deposits 1 21,977 16,905 1,700 5,479 4,763 4,553 61 2024 2022 2021 2018 2017 2016 2015

Net Interest Income and NIM[1]

13.5%
3.3%
9,524
9,799
9,925
10,466
10,810
4.90
4.84
4.91
3Q14
4Q14
1Q15
2Q15
3Q15

Source: Company filings CNBV GAAP

10

Santander

10 Net Interest Income and NIM 1 Source: Company filings CNBV GAAP Notes: 1) Annualized net interest income ( 9M/3x4) divided by daily average i nterest earnings assets (9M15) 10,810 10,466 9,925 9,799 9,524 13.5% 3.3% 3Q15 2Q15 1Q15 4Q14 3Q14 4.90 4.91 4.84 Net Interest Income Growth Continues to Accelerate YoY - Up 13.5%; Reaching a NIM of 4.91% » NII up 3.3% sequentially » NII grew 13.5% YoY , principally due to: ▪ Strong interest income from: Loan portfolio (ex - credit cards): +20.2% Investment in securities: +11.5% ▪ Stable cost of deposits » NIM increased to 4.91%

Net Commissions and Fees

+10.4%
3,339
3,364
3,298
4,011
216
3,795
3,686
108
3,578
-8.1%
3Q14
4Q14
1Q15
2Q15
3Q15

28%
25%
21%
13%
9%
4%
Insurance
Cash Mangmt*
Credit Cards
Financial Advisory
Investment Funds
Cap Mkts & Sec

Source: Company filings CNBV GAAP

Santander

11 Net Commissions and Fees Source: Company filings CNBV GAAP Notes: * Includes fees from : collections and payments , account management , checks, foreign trade and others 1 Excluding reclassification of insurance premiums from NAFIN the growth QoQ would have been - 5.7% and 7.2% YoY 3,795 3,578 3,298 3,3643,339 +10.4% - 8.1% 3Q15 2Q15 4,011 1Q15 4Q14 108 216 3Q14 3,686 Net Commissions and Fees Up 10.4% YoY Supported by Higher Investment Banking, Cash Management and Insurance Fees Var YoY 3Q14 2Q15 3Q15 $$ % Insurance 948 1,054 1,022 74 8% Cash Mangmt* 812 1,103 925 113 14% Credit Cards 801 782 775 - 26 - 3% Financial Advisory 331 617 497 166 50% Investment Funds 334 326 335 1 0% Cap Mkts & Sec 113 129 132 19 17% Net commisions and fees 3,339 4,011 3,686 347 10% Excluding reclassification of insurance premiums from NAFIN 3,339 3,795 3,578 239 7%

Gross Operating Income*

11.6%
13,514
13,558
14,018
15,017
15,079
0.4%
3Q14
4Q14
1Q15
2Q15
3Q15

4%
24%
72%
Financial Margin
Net Commissions and Fees
Market related revenue

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income

12

Santander

12 Gross Operating Income* Source: Company filings CNBV GAAP Notes: * Gross Operating Income does not include Other Income Strong Performance in Net Interest Income, Further Supported by Net Commissions and Fees Continue to Drive Gross Operating Income 14,018 13,55813,514 15,07915,017 11.6% 0.4% 3Q15 2Q15 1Q15 4Q14 3Q14 72% 24% 4% Financial Margin Net Commissions and Fees Market related revenue Var YoY 3Q14 2Q15 3Q15 Var $$ Var % Net interest income 9,524 10,466 10,810 1,286 14% Net commissions and fees 3,339 4,011 3,686 347 10% Market related revenue 651 540 583 - 68 - 10% Gross Operating Income* 13,514 15,017 15,079 1,565 12%

Loan Loss Reserves (LLR)

20.5%
3,814
3,334
3,683
4,543
4,594
1.1%
3Q14
4Q14
1Q15
2Q15
3Q15

Cost of Risk[1]

-4.5bps
3.49%
3.32%
3.13%
3.41%
3.45%
3.5bps
3Q14
4Q14
1Q15
2Q15
3Q15

Source: Company filings CNBV GAAP

* Commercial NPLs reflect the exposure to homebuilders

13

Santander

13 Source: Company filings CNBV GAAP Notes: 1 ) Annualized loan l oss reserves (9M/3x4) divided by average loans (4Q14,3Q15) * Commercial loans include : mid - market , smes , corporates , financial institutions and government * Commercial NPLs reflect the exposure to homebuilders Cost of Risk 1 Loan Loss Reserves (LLR) 3.5bps - 4.5 bps 3Q15 3.45% 2Q15 3.41% 1Q15 3.13% 4Q14 3.32% 3Q14 3.49% Improved Asset Quality; while Loan Loss Reserves Increase as Anticipated 4,594 4,543 3,683 3,334 3,814 1Q15 3Q15 2Q15 1.1% 20.5% 4Q14 3Q14 PENDIEN TE NPLs 3Q14 2Q15 3Q15 Var YoY (bps) Var QoQ (bps) Consumer 3.74% 3.81% 3.70% - 4 - 11 Credit Card 3.04% 4.09% 3.96% 92 - 13 Mortgages 4.78% 5.06% 5.06% 28 - 0 Commercial* 3.28% 3.28% 2.86% - 42 - 42 SMEs 2.79% 2.49% 2.32% - 47 - 17 Total Loans 3.71% 3.77% 3.49% - 22 - 28

Administrative & Promotional Expenses

8.2%
5,938
6,059
6,389
6,391
6,426
0.5%
3Q14
4Q14
1Q15
2Q15
3Q15

Expenses Breakdown

7%
9%
47%
37%
Personnel
Admin expenses
IPAB
Dep and amort.

Efficiency[1]

-0.1pp
43.0%
43.0%
44.8%
43.5%
42.9%
3Q14
4Q14
1Q15
2Q15
3Q15

Source: Company filings CNBV GAAP

14

14 Source: Company filings CNBV GAAP Notes: 1 ) Annualized opex (9M/3x4) divided by annualized income before opex (net of allowances ) (9M/3x4) Expenses B reakdown Administrative & Promotional Expenses 6,426 6,3916,389 6,059 5,938 8.2% 0.5% 3Q15 2Q15 1Q15 4Q14 3Q14 Efficiency 1 1Q15 44.8% 4Q14 43.0% 3Q14 43.0% 42.9% - 0.1pp 3Q15 2Q15 43.5% Tight Cost Controls across the Organization Result in Sequentially Stable Expenses 47% 37% 9% 7% Personnel Admin expenses IPAB Dep and amort. Var YoY 3Q14 2Q15 3Q15 Var $$ Var % Personnel 2,729 2,957 3,029 300 11.0% Admin expenses 2,290 2,391 2,391 101 4.4% IPAB 490 546 567 77 15.7% Dep and amort. 429 497 439 10 2.3% Admin & prom expenses 5,938 6,391 6,426 488 8.2% Admin & prom expenses (ex IPAB) 5,448 5,845 5,859 411 7.5%

Net Income

+6.8%
3,244
3,824
3,215
3,238
3,464
+7.0%
3Q14
4Q14
1Q15
2Q15
3Q15

ROAE[1]

-1.5 pp
13.6%
14.0%
12.0%
12.0%
12.1%
+1.0 pp
3Q14
4Q14
1Q15
2Q15
3Q15

Effective Tax Rate

+1.9pp
19.4%
19.0%
23.5%
23.1%
21.3%
-1.8pp
3Q14
4Q14
1Q15
2Q15
3Q15

Profit before Taxes

+9.3%
4,026
4,719
4,204
4,211
4,399
+4.5%
3Q14
4Q14
1Q15
2Q15
3Q15

Source: Company filings CNBV GAAP

15

Santander

15 Source: Company filings CNBV GAAP Notes: 1 ) Annualized net income ( 9M/3x4 ) divided by average equity (4Q14,3Q15) ROAE 1 Net Income Up 7.0% QoQ and Profit before Taxes Up 9.3% YoY Principally Driven by Core Earnings 12.1% +1.0 pp - 1.5 pp 3Q15 2Q15 12.0% 1Q15 12.0% 4Q14 14.0% 3Q14 13.6% Effective Tax Rate Net Income 3,464 3,2383,215 3,824 3,244 +6.8% +7.0% 3Q15 2Q15 1Q15 4Q14 3Q14 +1.9pp 21.3% - 1.8pp 3Q15 2Q15 23.1% 1Q15 23.5% 4Q14 19.0% 3Q14 19.4% 4,399 4,2114,204 4,719 4,026 1Q15 3Q15 +4.5% +9.3% 2Q15 4Q14 3Q14 Profit before Taxes

16 Metrics ▪ Total Loans Δ 13% - 15% • Consumer Δ 12% - 15% • Mortgages Δ 10% - 12% • SMEs Δ 22% - 25% ▪ Total Deposits Δ 10% - 12% ▪ Pre - tax Earnings Growth 1 Δ 5% - 10% ▪ Cost of Risk 3.4% - 3.6% ▪ Expenses Δ 6% - 8%* ▪ Tax Rate 23% - 25% 2015 Target Reaffirms Guidance Provided in 2Q15 * Does not include the deposit insurance fee (or IPAB) and the reversal from the employee profit sharing (EPS) future payments 1 Profit before taxes was revised in 2Q15, all other metrics remained unchanged

Goals

Be the market leader in profitability and growth

Strategic priorities

STRENGTHEN POSITION IN INDIVIDUALS

CONSOLIDATE KEY MARKETS

- SMEs and mid-market
- Corporate banking
- Mortgages

Enablers

OPERATING MODEL

17
Santander

17 Santander México Aims to Become the Market Leader in Profitability and Growth through Focus on Innovation and Operational Transformation Goals Strategic priorities Enablers • Technology and infrastructure • Talent, quality and processes • Marketing and branding OPERATING MODEL CONSOLIDATE KEY MARKETS • SMEs and mid - market • Corporate banking • Mortgages STRENGTHEN POSITION IN INDIVIDUALS • Retain existing customers • Become their primary bank • Acquire new high - potential customers Be the market leader in profitability and growth

This Means Strengthening Its Position in the Retail Segment…

Rationale	Main goals	Key targets
• Historically **underweight in retail** (Mkt share in deposits:10% retail vs. 20% commercial) • **High attrition levels** (9% in high income & 16% in mid income) • Large customer base with **low loyalty levels** (20% loyal customers)	Reduce attrition and make **current customers loyal**	**Become the Primary bank** of our customers +33% — **Retail Loyal customers** from 1.2 MM to **1.6 MM**
	Acquire **new high-potential customers**	+55% — **Payroll growth** in 3 years >Mkt — **Consumer and cards**, growth above market +100 bps per year — Gain mkt share **in retail demand deposits**

18

Santander

18 This Means Strengthening Its Position in the Retail Segment… Reduce attrition and make current customers loyal Acquire new high - potential customers • Historically underweight in retail ( Mkt share in deposits:10% retail vs. 20% commercial) • High attrition levels ( 9% in high income & 16% in mid income) • Large customer base with low loyalty levels (20% loyal customers) Rationale Main goals Key targets Become the Primary bank of our customers Retail Loyal customers from 1.2 MM to 1.6 MM +33% Payroll growth in 3 years Consumer and cards , growth above market Gain mkt share in retail demand deposits +55% >Mkt +100 bps per year

… while Consolidating Its Leading Position in Key Markets

Rationale

Main goals		Key targets
Increase growth and market share on larger SMEs and mid-market	#1	Maintain leadership on **SMEs and middle-market 34% and 21% mkt share***
Leverage growth in **infrastructure projects**	#1	**Become a top Corporate bank** - infrastructure
Sustain growth and leadership in **mid/high-income mortgages**	#2	Consolidate position in **mortgages 20% mkt share**[1]

(1) Among the six largest banks in Mexico, in loans

19

Santander

19 … while Consolidating Its Leading Position in Key Markets Increase growth and market share on larger SMEs and mid - market Leverage growth in infrastructure projects • Strong market position in SMEs, middle - market, corporate banking and mortgages • Further growth expected on these segments • Building upon Santander México and Santander Group current competitive advantage Rationale Main goals Key targets Sustain growth and leadership in mid/high - income mortgages Maintain leadership in SMEs and middle - market 34% and 21% mkt share* #1 Become a top Corporate bank - infrastructure #1 Consolidate position in mortgages 20% mkt share 1 #2 (1) Among the sixth largest banks in Mexico, in loans

20 To Successfully Achieve these Goals, Santander México Is Executing A Operating Model Transformation Technology and Infrastructure Upgrade to state - of - the - art technology • Infrastructure ( multi - function ATM network) • Channels (online/mobile) • CRM (segment/big data) Talent, quality and processes Improve satisfaction and customer experience • Corporate culture • Personnel retention, training and career plan • Customer service • Operating processes Brand /Marketing Position Santander as the “ Top of mind” bank • Marketing and brand awareness strategy • Commercial actions (high - visibility product promotions )

21 Questions and Answers

22 Annexes

23 Consolidated Income Statement Source: Company filings CNBV GAAP Millions of pesos 3Q15 2Q15 3Q14 % Change QoQ YoY Interest income 15,996 15,660 14,527 2.1 10.1 Interest expense (5,186) (5,194) (5,003) (0.2) 3.7 Financial margin 10,810 10,466 9,524 3.3 13.5 Allowance for loan losses (4,594) (4,543) (3,814) 1.1 20.5 Financial margin after allowance for loan losses 6,216 5,923 5,710 4.9 8.9 Commision and fee income 4,673 4,771 4,222 (2.1) 10.7 Commision and fee expense (987) (760) (883) 29.9 11.8 Net commisions and fees 3,686 4,011 3,339 (8.1) 10.4 Net gain /(loss) on financial assets and liabilities 583 540 651 8.0 (10.4) Othe operating income / (loss) 325 109 240 198.2 35.4 Administrative and promotional expenses (6,426) (6,391) (5,938) 0.5 8.2 Total operating income 4,384 4,192 4,002 4.6 9.5 Equity in results of subsidiaries and associated companies 15 19 24 (21.1) (37.5) Income from continuing operations before income taxes 4,399 4,211 4,026 4.5 9.3 Income taxes (935) (972) (782) (3.8) 19.6 Income from continuing operations 3,464 3,239 3,244 6.9 6.8 Discontinued operations 0 0 0 Consolidated net income 3,464 3,239 3,244 6.9 6.8 Non - controlling interest 0 (1) 0 Net income 3,464 3,238 3,244 7.0 6.8

24 Consolidated Balance Sheet Source: Company filings CNBV GAAP Millions of pesos 3Q15 2Q15 3Q14 % Change QoQ YoY Cash and due from banks 97,641 102,323 97,474 (4.6) 0.2 Margin accounts 2,608 3,181 3,203 (18.0) (18.6) Investment in securities 332,893 269,782 231,705 23.4 43.7 Debtors under sale and repurchase agreements 9,755 19,303 10,689 (49.5) (8.7) Securities loans 0 1 0 (100.0) n.a. Derivatives 133,864 99,783 73,888 34.2 81.2 Valuation adjustment for hedged financial assets 100 106 (65) (5.7) (253.8) Total loan portafolio 526,037 498,500 441,475 5.5 19.2 Allowance for loan losses (19,415) (18,643) (16,631) 4.1 16.7 Loan portafolio (net) 506,622 479,857 424,844 5.6 19.2 Accrued income receivable from securitization transactions 76 97 127 (21.6) (40.2) Other receivables (net) 71,361 62,629 62,458 13.9 14.3 Foreclosed assets (net) 536 387 328 38.5 63.4 Property, furniture and fixtures (net) 5,416 5,279 4,699 2.6 15.3 Long - term investment in shares 155 139 135 11.5 14.8 Deferred taxes (net) 16,598 16,857 17,985 (1.5) (7.7) Deferred charges, advance payments and intangibles 5,058 5,057 3,850 0.0 31.4 Other assets 199 191 203 4.2 (2.0) Total assets 1,182,882 1,064,972 931,523 11.1 27.0 Deposits 527,103 514,371 464,071 2.5 13.6 Bank and other loans 59,687 55,411 47,472 7.7 25.7 Creditors under sale and repurchase agreements 187,015 156,999 118,054 19.1 58.4 Securities loans 0 1 0 (100.0) n.a . Collateral sold or pledged as guarantee 34,180 27,403 14,968 24.7 128.4 Derivatives 132,171 101,019 76,404 30.8 73.0 Other payables 107,750 79,689 87,405 35.2 23.3 Subordinated debentures 22,000 20,706 17,456 6.2 26.0 Deferred revenues 387 502 589 (22.9) (34.3) Total liabilities 1,070,293 956,101 826,419 11.9 29.5 Total stockholders ´ equity 112,589 108,871 105,104 3.4 7.1